UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 21, 2007
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

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FOR IMMEDIATE RELEASE
OSI Geospatial Reports 2006 Fourth Quarter and Full Year Results
February 21, 2007
Vancouver, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today its financial results for the fourth quarter and year ended November 30, 2006. All amounts are reported in U.S. dollars and in accordance with U.S. GAAP.
For the fourth quarter of 2006, OSI Geospatial reported revenue of $10.0 million, up from $5.1 million for the same quarter in 2005. The increase of $4.9 million includes approximately $2.4 million in marine systems revenue driven by the timing of new contract awards and the delivery schedule of existing contracts and approximately $2.5 million in land and air systems revenue gained through the company’s U.S. systems operations.
The significant revenue growth for 2006 was due to the company’s U.S. systems acquisition, and an increase in the marine and mapping business revenue. Consolidated revenue was $24.1 million compared to $11.1 million in 2005, an increase of 117%. The increase of $13 million includes $8.8 million in land and air systems revenue, $3.1 million in marine systems revenue, and $1.1 million in mapping revenue.
For the fourth quarter of 2006, the company reported net earnings of $2.7 million compared to net loss of $872,000 for the same quarter in 2005. For the full year of 2006, the net earnings of $693,000 compares to the net loss of $2.7 million for 2005. The increase in net earnings for the fourth quarter and for the full year of 2006 was largely attributable to the increase of marine systems revenue and the inclusion of revenue from the company’s U.S. systems acquisition.
For the fourth quarter of 2006, the net income attributable to common shareholders was $2.2 million or $0.07 per share compared to the net loss of $2.6 million or $0.09 per share in 2005. For the full year of 2006, the net loss attributable to common shareholders was $825,000 or $0.03 per share compared to the net loss available to common shareholders of $9.4 million or $0.34 per share in the prior year.
2006 Achievements
“2006 was a breakthrough year for OSI,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. “We closed more than $56 million in new business, generated $24.1 million in revenue, returned the business to profitability, expanded our customer base, developed new markets and penetrated the U.S. and U.K. defense markets like never before.”
The company reiterates that it has met all of its 2006 strategic objectives, including:
•	Achieving revenue in the range of $24 million to $26 million;

•	Demonstrating U.S. market penetration by winning a significant U.S. Navy contract;

•	Demonstrating market development in the company’s existing customer base by securing a significant prime contract from the British Royal Navy;

•	Expanding the company’s customer base by securing one new customer in each of the three defense domains: air, land, and sea;

OSI Geospatial Inc.	Suite 107-930 West 1st Street	tel +1 604 904 4600 fax +1 604 987 2555
	North Vancouver, BC V7P 3N4 Canada	www.osigeospatial.com

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•	Accelerating U.S. and international market penetration by signing a teaming agreement with a top-tier defense contractor; and

•	Diversifying into new market sectors by leveraging the company’s core navigation technology in the development of new products.
2007 Strategic Objectives
“The development of the U.S and U.K. defense and national security markets remains a high priority for us in 2007. These markets are critical to our growth strategy and we are well positioned for success in both of these markets,” continued Mr. Kirkpatrick. “We are focused on the execution of our growth strategy, and we will achieve all of our strategic objectives established for 2007.”
As previously announced, the company has outlined the following strategic objective for the fiscal year ending            November 30, 2007:
1.	Achieve revenue in the range of US$28 million to US$32 million, with positive net earnings;

2.	Secure a significant U.S. Department of Defense and U.K. Ministry of Defence prime contract;

3.	Continue to expand the company’s customer base by securing new customers in each of the three defense domains: air, land, and sea;

4.	Continue to diversify into new market sectors by leveraging the company’s core technology in the development of new products; and

5.	Establish the company as a creditable supplier in the global national security / homeland defense market.
Conference Call
OSI Geospatial will present the results from the 2006 fourth quarter and full year at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time), February 21, 2007. The conference call can be accessed on the company’s investor site at www.osigeospatial.com. To listen to the conference call live by telephone, dial +1-800-319-4610 for participants in North America and +1-604-638-5340 for Vancouver area and international participants approximately ten minutes before the start time. A telephone playback will be available for seven business days, beginning approximately one hour after the call. To listen to the replay, North American callers please dial +1-800-319-6413 and international callers please dial +1-604-638-9010. Enter access code 6539.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, communications, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI Geospatial systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information (including those in the section entitled “Outlook”) are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties

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associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright© 2007 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Megan Helmer
Manager, Investor Relations
+1 604 904 4627 or +1 888 880 9797
+1 604 987 2555 (FAX)
invest@osigeospatial.com

New Release

OSI Geospatial Inc.
Consolidated Balance Sheets (Unaudited) (US GAAP)
As at November 30, 2006 and 2005

In thousands of U.S. dollars	2006	2005

Assets

Current assets
Cash and cash equivalents	$—	$8,222
Restricted cash	—	190
Accounts receivable	12,707	9,419
Income taxes recoverable	28	—
Inventory	1,063	938
Prepaid expenses and deposits	535	532

	14,333	19,301
Plant and equipment	1,089	869
Intangible and other assets	794	626
Goodwill	8,129	406

	$24,345	$21,202

Liabilities

Current liabilities
Bank indebtedness	$904	$—
Accounts payable and accrued liabilities	4,887	3,360
Income taxes payable	86	242
Unearned revenue	667	454

	6,544	4,056
Deferred income taxes	20	201

	6,564	4,257

Stockholders’ Equity
Issued and outstanding
30,262 Class A Series A preference shares (2005 – 30,262)	19	19
279,840 Class B, Series 2 preference shares (2005 – 341,240)	8,696	9,624
35,137,046 common shares (2005 – 30,367,309)	18,222	15,274

	26,937	24,917
Warrants	4,286	4,286
Additional paid in capital	3,357	3,852
Accumulated deficit	(19,226)	(18,401)
Accumulated other comprehensive income	2,427	2,291

	17,781	16,945

	$24,345	$21,202

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OSI Geospatial Inc.
Consolidated Statements of Earnings (Loss) (Unaudited) (U.S. GAAP)
For the years ended November 30, 2006, 2005 and 2004

In thousands of U.S. dollars, except share related data	2006	2005	2004

Revenue
Marine Systems	$11,274	$8,181	$8,090
Land and air systems	8,761	—	—
Mapping	4,102	2,945	2,321

	24,137	11,126	10,411
Cost of sales	13,162	5,696	4,393

Gross profit	10,975	5,430	6,018

Expenses
General and administrative	6,034	3,923	2,531
Engineering	1,783	1,670	1,611
Sales and marketing	2,527	2,354	2,421
Depreciation and amortization	510	245	177
Interest expense	21	23	2
Interest income	(37)	(156)	(22)
Foreign exchange loss (gain)	(233)	90	(35)
Loss on sale of plant and equipment	2	4	—
Technology Partnerships Canada royalty	493	243	99
Technology Partnerships Canada contribution	(760)	(1,090)	(1,112)

	10,340	7,306	5,672

Net earnings (loss) before income taxes	635	(1,876)	346

Deferred income tax expense (recovery)	(265)	726	(491)
Current income tax expense	207	147	534

Income tax expense (recovery)	(58)	873	43

Net earnings (loss)	$693	$(2,749)	$303

Net loss attributable to common shareholders	$(825)	$(9,400)	$(14)

Loss per share
Basic	$(0.03)	$(0.34)	$(0.00)
Diluted	$(0.05)	$(0.34)	$(0.00)

Weighted average number of common shares outstanding
Basic	32,381,992	27,989,832	27,147,246
Diluted	48,843,168	27,989,832	29,856,412

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OSI Geospatial Inc.
Consolidated Statements of Cash Flows (Unaudited) (U.S. GAAP)
For the years ended November 30, 2006, 2005 and 2004

In thousands of U.S. dollars	2006	2005	2004

Cash flows from (used) in operating activities
Net earnings (loss) for the year	$693	$(2,749)	$303
Items not affecting cash
Depreciation and amortization	763	404	278
Loss on disposal of equipment	2	3	—
Stock-based compensation	104	242	4
Deferred income taxes	(319)	764	43

	1,243	(1,336)	628

Changes in non-cash working capital items
Accounts receivable	(1,995)	(1,222)	(3,684)
Inventory	(109)	(363)	33
Prepaid expenses and deposits	185	(362)	216
Accounts payable and accrued liabilities	809	1,079	247
Income taxes payable	(173)	131	(10)
Unearned revenue	197	356	27

	(1,086)	(381)	(3,171)

	157	(1,717)	(2,543)

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired	(8,146)	—	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired)	—	(973)	—
Decrease (increase) in restricted cash	189	(189)	—
Additions to plant and equipment	(290)	(70)	(110)
Additions to intangibles and other assets	(237)	(216)	(158)

	(8,484)	(1,448)	(268)

Cash flows from (used in) financing activities
Advances from operating line of credit	904	—	—
Issue of common shares	60	7	307
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	13,756	—
Class B preference share issue costs	6	—	(15)
Repurchase of Class B Series 1 preference shares	—	(2,281)	—
Class B preference shares dividends declared and paid	(1,014)	(753)	(205)

	(44)	10,729	87

Translation adjustment	149	446	(13)

Increase (decrease) in cash and cash equivalents	(8,222)	8,010	(2,737)

Cash and cash equivalents – beginning of year	8,222	212	2,949

Cash and cash equivalents – end of year	$—	$8,222	$212

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the year ended November 30, 2006
OSI Geospatial Inc.
107 – 930 West 1st Street
North Vancouver, BC V7P 3N4
Tel: 604.904.4600
Fax: 604.987.2555
www.osigeospatial.com

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following discussion and analysis provides a review of activities, results of operations, and financial condition of OSI Geospatial Inc. for the fiscal year and fourth quarter ended November 30, 2006 in comparison with those for the fiscal year and fourth quarter ended November 30, 2005. The following discussion should be read in conjunction with our audited annual consolidated financial statements for the year ended November 30, 2006 prepared in accordance United States generally accepted accounting principles (“U.S. GAAP”).
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP as permitted by Canadian regulators. Effective March 1, 2006 we adopted the U.S. dollar as our reporting currency. All references in this report to financial information concerning OSI Geospatial Inc. are in accordance with U.S. GAAP and all dollar amounts are in U.S. dollars unless otherwise indicated. A reconciliation of our results to Canadian generally accepted accounting principles (“Canadian GAAP”) is provided in note 21 of the notes to the consolidated financial statements.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are now U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs. On April 12, 2006 at the Company’s annual general meeting, its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements.
ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data is subject to change without notice.
Additional information relating to OSI Geospatial, including our Annual Information Form and our Form 20-F report is filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and is also available on the company’s investor web site at www.osigeospatial.com.
This management’s discussion and analysis is dated February 20, 2007.
© 2007 OSI Geospatial Inc. and its affiliated or related companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Overview
Founded in 1977 and headquartered in North Vancouver, Canada, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal New Zealand Navy, the Royal Danish Navy, the Royal Australian Navy, the Royal Navy of the United Kingdom and the United States Navy.
In 2002, the Company expanded the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products and also renamed the subsidiary to OSI Geomatics Ltd. to reflect its expanded capabilities. The OSI Geomatics Ltd. subsidiary has now been renamed Mapcon Mapping Ltd. to better reflect its business relocation into the United States and a common Mapcon Mapping brand name shared with the Company’s U.S. subsidiary Mapcon Mapping Inc. The Company’s U.S. subsidiary, Mapcon Mapping Inc. came into existence as a result of the amalgamation of former OSI Geomatics Inc. and Mapcon Mapping Consultants Inc. which was acquired in the second quarter of fiscal 2005. Collectively, the two subsidiaries form one of the Company’s business unit referred to as Mapcon.
In December 2005, the Company acquired CHI Systems Inc., a United States defence contracting company. The acquisition approximately doubled the Company’s revenue and employee base. CHI has multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors.
The Company’s current corporate structure is presented in the chart below.
The Company’s growth strategy is built on four fronts – diversifying its technology, partnering with the best, building on its customer relationships and completing acquisitions complimentary to its existing lines of business.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
In diversifying its technology, the Company will lever its market and technology position as a leader in the naval surface and subsurface navigation market to access adjacent markets. Building on its ECPINS® line of electronic chart navigation systems for commercial and military customers, the Company has expanded into the Command & Control (C2) and homeland security markets through the development of applications like the Common Operational Picture product line (COP-PL), Warship Automatic Identification System (W-AIS) and the C2 product line C3CORE. Also, the Company has expanded its product offerings in the commercial market with the introduction of its simplified voyage data recorder (S-VDR) product, the integrated ECPINS®/S-VDR 5000 system.
The Company continues to partner with the best using its technology dominance in the military navigation market to gain entry into major defence programs. We currently have partnering agreements with Terma A/S in Denmark, Lockheed Martin in the U.S. and the U.K. and, Raytheon, L3 Communications, General Dynamics and Northrop Grumman in the U.S.
The Company continues to build on its current customer base by levering the strong customer relationships it has developed through the successful execution of major projects. We have existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies.
The Company has completed acquisitions complimentary to its existing businesses to gain access to key markets, build critical mass and expand its products and markets, In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for $1.1 million. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market. In December 2005, the Company completed the acquisition of CHI Systems Inc., a United States defence contracting company for $9 million. CHI has multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. CHI has developed C2, training simulation and cognitive agent applications to support its customers in multiple U.S. military agencies.
SELECTED DATA
The following tables contain financial information that is derived from the audited consolidated financial statements for the years ended November 30, 2006, 2005, and 2004.

Operations:	For the Year Ended November 30
In thousands of U.S. dollars	2006	2005	2004
	$	$	$
Revenue	24,137	11,126	10,411
Gross profit	10,975	5,430	6,018
Gross profit percentage	45%	49%	58%
Net earnings (loss)	693	(2,749)	303
Net loss attributable to common shareholders	(825)	(9,400)	(14)

Loss per share – basic	(0.03)	(0.34)	(0.00)
Loss per share – diluted	(0.05)	(0.34)	(0.00)
Weighted average common shares outstanding – basic	32,381,992	27,989,832	27,147,246
Weighted average common shares outstanding — diluted	48,843,168	27,989,832	29,856,412

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)

Financial Position:	For the year ended November 30
	2006	2005	2004
In thousands of U.S. dollars	$	$	$
Cash and cash equivalents, including marketable securities and restricted cash	—	8,412	212
Working capital(1)	7,789	15,245	6,331
Current assets	14,333	19,301	8,587
Total assets	24,345	21,202	10,377
Current liabilities	6,544	4,056	2,256
Long term liabilities	20	201	—
Total liabilities	6,564	4,257	2,256
Shareholders’ equity	17,781	16,945	8,122

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

Dividends declared per share:	During Year ended November 30
	2006	2005	2004
In thousands of U.S. dollars	$	$	$
Common shares	—	—	—
Class A preference shares	—	—	—
Class B preference shares – series 1	—	2.36	3.48
Class B preference shares – series 2	3.13	3.52	—
Our annual and quarterly results are primarily influenced by the level, timing, and duration of customer orders, and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings.
The increase in the year ended November 30, 2006 as compared to the year ended November 30, 2005 is largely due to the addition of $8.7 million in land and air systems revenue gained through our recent U.S. Systems acquisition. Our revenue is influenced by the timing of new contracts that are awarded and the delivery schedules of existing contracts.
Fluctuations in gross profit are influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales and therefore lower gross profit. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.
The lower gross profit percentage for the year ended November 30, 2006 as compared to the year ended November 30, 2005 is the result of the addition of engineering services revenue generated in our acquired operations. Software revenue generates more favorable margins than our other revenue streams and services revenue generates less favorable margins than other revenue streams.
The revenue for the year ended November 30, 2005 was flat as compared to the year ended November 30, 2004. This is attributable to the timing of new contracts that are awarded to the Company, the delivery schedules of existing contracts, and the Company experiencing continuing difficulties in penetrating the U.S. markets for its products and services. The Company addressed these issues by acquiring Mapcon Mapping Consultants Inc. of Salt Lake City, Utah and CHI Systems Inc. of Philadelphia, Pennsylvania, a U.S. defense contracting company. The Company completed a private

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
placement of preference shares and warrants of $16.0 million — part of the proceeds of which was used to acquire previously mentioned companies. Mapcon’s acquisition increased the Company’s mapping revenue in the U.S. market and CHI’s acquisition provided the Company access to the U.S defence market.
The lower gross margin percentage for the year ended November 30, 2005 as compared to the year ended November 30, 2004 is the result of the Company realizing higher software sales in the year ended November 30, 2004 when compared to the year ended November 30, 2005. Software revenue generates more favourable margins than the Company’s other revenue streams.
RESULTS OF OPERATIONS – November 30 2006 compared to November 30, 2005
Overall Performance

In thousands of U.S. dollars	2006	2005	2006 to 2005

Net earnings (loss) before income taxes	$635	$(1,876)	$2,511

Net earnings (loss)	$693	$(2,749)	$3,442

Net loss attributable to common shareholders	$(825)	$(9,400)	$8,575

Loss per share — basic	(0.03)	(0.34)	0.31

Loss per share — diluted	$(0.05)	$(0.34)	$0.29

The net earnings reported in the year ended November 30, 2006 were largely driven by higher revenues offset by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Backlog
Total backlog is the sum of the firm and option backlogs. As at November 30, 2006, total backlog was $63.2 million compared to $17.5 million at November 30, 2005.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at November 30, 2006 was at $35.2 million compared to $10.0 million at November 30, 2005.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at November 30, 2006 was at $28.0 million compared to $7.5 million at November 30, 2005.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts awarded can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$11,274	47	$8,181	74	$3,093
Land and air systems	8,761	36	—	—	8,761
Mapping	4,102	17	2,945	26	1,157

	$24,137	100	$11,126	100	$13,011

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. Our land and air systems through our U.S. Systems operations delivered 36% of our revenue for the year ended November 30, 2006. Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Combined, ECPINS® systems and software delivered 47% and 74% in the year ended November 30, 2006 and 2005, respectively.
In November 2006, our marine systems were awarded a $29 million long term contract for the provision of warship automatic identification systems (W-AIS) to the UK Royal Navy. This resulted in $5.8 million of revenue in fiscal 2006. The $8.7 million revenue earned by our land and air systems relates to the acquisition of CHI Systems Inc.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in fiscal 2006 were the U. S. Army, the U.S. Navy and the Royal Navy of the United Kingdom. Revenue from these customers accounted for 46% of the consolidated revenue. The main customers for our products and services for fiscal 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Canadian Navy and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 40% of the consolidated revenue.
Revenue by Segment

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$9,518	39	$8,181	74	$1,337
U.S. Systems operations	10,517	44	—	—	10,517
Mapping operations	4,102	17	2,945	26	1,157

	$24,137	100	$11,126	100	$13,011

Revenue from the International Systems operations for the year ended November 30, 2006 increased 16% due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered .

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Revenue from the U.S. Systems operations has no comparatives as this revenue comes from CHI Systems Inc., which was acquired December 14, 2005 and there was no Marine systems sales to U.S. customers.
Revenue from our Mapping operations for the year ended November 30, 2006 as compared to the year ended November 30, 2005 increased 39% primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of a U.S. land mapping company based in Salt Lake City, Utah.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

In thousands of U.S. dollars	2006	2005	2006 to 2005

Gross profit	$10,975	$5,430	$5,545
Gross profit percentage	45%	49%	(4)%

Gross profit increased by 102% in the year ended November 30, 2006 compared to the year ended November 30, 2005 and the gross profit percentage was 4% lower period-over-period. The reduced gross profit percentage compared to the prior fiscal year is due to the addition of lower margin revenue in our acquired operations.
Gross Profit by Segment

In thousands of U.S. dollars	2006	2005	2006 to 2005

Gross profit:
International Systems operations	$5,963	$4,381	$1,582
U.S. Systems operations	3,672	—	3,672
Mapping operations	1,340	1,049	291

Consolidated operations	$10,975	$5,430	$5,545

Gross profit percentage:
International Systems operations	63%	54%	9%
U.S. Systems operations	35%	—	35%
Mapping operations	33%	36%	(3)%

Consolidated operations	45%	49%	(4)%

Gross profit from the International Systems operations increased 36% and gross profit percentage was 9% higher for the year ended November 30, 2006 when compared to the prior year. The increases in fiscal 2006 are the result of higher revenues in the International Systems operations and an increase in our high margin software revenue compared to fiscal 2005.
Gross profit from the U.S. Systems operations was 35% for the year ended November 30, 2006. Gross profit from the U.S. Systems operations did not exist for the year ended November 30, 2005 as CHI Systems was acquired in the current year and there were no U.S. Marine systems sales in the year ended 2005.
Gross profit from the Mapping operations for the year ended November 30, 2006 increased 28% compared to the same period last year. The increase is the result of our successful entrance into the U.S. mapping market through the acquisition of Mapcon Mapping. Gross profit percentage decreased 3% period over period, consistent with the mix of contracts in the business unit.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Operating Expenses

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$6,034	25%	$3,923	35%	$2,111
Engineering	1,783	7%	1,670	15%	113
Sales and marketing	2,527	10%	2,354	21%	172
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, other general administrative expenses, and other income.
G&A increased by 54% for fiscal 2006 compared to the previous year as a result of the addition of our U.S. Systems operations and the increase of staff to support our growth plans. As a percentage of revenue, G&A was 10% points lower than the prior year.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development-related engineering costs in the period incurred.
Engineering costs increased by 7% in fiscal 2006, compared to the previous year. The increases are related to higher staff levels and expenses for new product activities for the year ended November 30, 2006. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 7% for fiscal 2006 compared to the previous year. The increases in S&M expenses are primarily due to the addition of our U.S. Systems operations. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization

In thousands of U.S. dollars	2006	2005	2006 to 2005

Depreciation and amortization	$772	$408	$364
Total depreciation and amortization increased by 89% in fiscal 2006 reflecting our U.S. acquisition in the period, the mix of plant and equipment at November 30, 2005, and the amortization of intangibles related to our U.S. acquisitions. For the years ended November 30, 2006 and 2005, a portion of the depreciation, $262,000 and $163,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Interest expense

In thousands of U.S. dollars	2006	2005	2006 to 2005

Interest expense	$21	$23	$(2)
Interest expense decreased in fiscal 2006 as compared to fiscal 2005 as the result of the Company not utilizing our operating line credit facility of $2.0 million except for a short period at the fiscal year end.
Interest income

In thousands of U.S. dollars	2006	2005	2006 to 2005

Interest income	$37	$156	$(119)
Interest income decreased in fiscal 2006 as the result of the Company having surplus cash in fiscal 2005 for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems on December 14, 2005.
Foreign Exchange

In thousands of U.S. dollars	2006	2005	2006 to 2005

Foreign exchange loss (gain)	$(233)	$90	$(323)
Foreign exchange gain and loss is largely the result of exchange rate movements of the Australian dollar and the UK pound which were in the Company’s favor during the fiscal 2006, as compared to fiscal 2005.
Technology Partnerships Canada

In thousands of U.S. dollars	2006	2005	2006 to 2005

Royalty	$493	$243	$250
Contribution	(760)	(1,090)	330
In November 1999, we announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted us financial assistance to fund research and development activities to March 31, 2003. As at November 30, 2003, we had received the maximum eligible contribution of $3.1 million. Under the terms of the agreement, we are required to pay TPC a royalty based on the revenue of our subsidiary, Offshore Systems Ltd. To November 30, 2006, we had paid royalties of $1.3 million and accrued for future payment of an additional $339,000. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $6.8 million or until November 30, 2014.
In April 2004, TPC announced an agreement whereby TPC granted us financial assistance to fund research and development activities to March 31, 2007. The Company claimed the maximum eligible contribution of $3.3 million in September 2006. As at November 30, 2006, we had claimed the maximum eligible contribution of $3.3 million which includes a receivable of $269,000. Also, under the terms of the agreement, we are required to pay TPC a royalty based on the revenue of our subsidiary, Offshore Systems Ltd., commencing in January 2006. To November 30, 2006, we had paid no royalties and had accrued for future payment of an additional $154,000. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $5.3 million or until December 31, 2017.
Although we believe that our submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2004, we were subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
results of the compliance audit required a repayment of contributions received of $98,000 which was recognized in the fiscal 2005 as a reduction in TPC contributions. The royalty audit is currently in process. We have no reason to believe that the audit will have a material impact on the Company’s financial results.
Income Taxes

In thousands of U.S. dollars	2006	2005	2006 to 2005

Deferred income tax expense (recovery)	$(265)	$726	$(991)
Current income tax expense	207	147	60

	(58)	873	(931)

Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2006, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $1.6 million Canadian non-capital losses carried forward, $6.8 million scientific research and experimental development costs and other Canadian tax balances. We have recognized deferred tax recovery in the year ended November 30, 2006 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
RESULTS OF OPERATIONS – November 30 2005 compared to November 30, 2004
Overall Performance

In thousands of U.S. dollars	2005	2004	2005 to 2004

Net earnings (loss) before income taxes	$(1,876)	$346	$(2,222)

Net earnings (loss)	$(2,749)	$303	$(3,052)

Net loss attributable to common shareholders	$(9,400)	$(14)	$(9,386)

Loss per share – basic and diluted	(0.34)	(0.00)	(0.34)

The net loss reported in the year ended November 30, 2005 was largely driven by lower gross profit percentage driven by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Backlog
Total backlog is the sum of the firm and option backlogs. As at November 30, 2005, total backlog was $17.5 million compared to $17.8 million at November 30, 2004.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at November 30, 2005 was at $10.0 million compared to $7.1 million at November 30, 2004.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at November 30, 2005 was at $7.5 million compared to $10.7 million at November 30, 2004.
Revenue

		% of		% of
		total		total
In thousands of U.S. dollars	2005	revenue	2004	revenue	2005 to 2004

Marine systems	$8,181	74	$8,090	78	$91
Mapping	2,945	26	2,321	22	624

	$11,126	100	$10,411	100	$715

Our core revenue stream is derived from three sources: marine systems, land and air systems and mapping. Our principal developed and manufactured product, the ECPINS, delivers the majority of the revenue. We also derive revenue from the delivery of the ECPINS software component of our system product. Our ECPINS systems and software are included in our marine systems, which delivered 74% and 78% of revenue in fiscal 2005 and fiscal 2004, respectively.
Our annual results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in fiscal 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 40% of the consolidated revenue. In fiscal 2004, the main customers for our products and services, accounting for 75% of the consolidated revenue, were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the U.S. Coast Guard, and the Royal Australian Navy through Nautronix.
Revenue by Segment

		% of		% of
		total		total
In thousands of U.S. dollars	2005	revenue	2004	revenue	2005 to 2004

International Systems operations	$8,181	74	$8,090	78	$91
Mapping operations	2,945	26	2,321	22	624

	$11,126	100	$10,411	100	$715

Revenue from the International Systems operation business unit for fiscal 2005 increased 1% due to the timing of new contracts awarded and the delivery schedules of existing contracts. The sales cycle with government customers can be upwards of three years. In 2005, we added to our image display server product, a new server for the display of track, target and tactical information, such as mission and operational data, for command and control systems.
Revenue from the Mapping operations business unit increased 27% in fiscal 2005. The increase is primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of Mapcon Mapping, a U.S. land mapping company based in Salt Lake City, Utah. Subsequent to the acquisition, Mapcon Mapping became part of amalgamated Mapcon Mapping Inc.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Gross Profit

In thousands of U.S. dollars	2005	2004	2005 to 2004

Gross profit	$5,430	$6,018	$(588)
Gross profit percentage	49%	58%	(9)%

Gross profit decreased by 10% in fiscal 2005 compared to fiscal 2004 while the gross profit percentage was 13% lower year-over-year. The reduced gross profit and gross profit percentage compared to the prior year is due to lower software sales realized in fiscal 2005.
Gross Profit by Segment

In thousands of U.S. dollars	2005	2004	2005 to 2004

Gross profit:
International Systems operations	$4,381	$5,214	$(833)
Mapping operations	1,049	804	245

	$5,430	$6,018	$(588)

Gross profit percentage:
International Systems operations	54%	64%	(10)%
Mapping operations	36%	35%	1%

	49%	58%	(9)%

Gross profit from the International Systems operations business unit decreased 16% and gross profit percentage was 10% lower year over year. The decreases are the result of lower revenues in the International Systems operations business in fiscal 2005 and a reduction in our high margin software revenue compared to fiscal 2004.
Gross profit from the Mapping operations business unit in fiscal 2005 increased 30% compared to the previous year. The increase is the result of our successful entrance into the U.S. mapping market through the acquisition of Mapcon Mapping. Gross profit percentage increased 1% year over year consistent with the mix of contracts in the business unit.
Operating Expenses

		% of		% of
		total		total
In thousands of U.S. dollars	2005	revenue	2004	revenue	2005 to 2004

General and administrative	$3,923	35%	$2,531	24%	$1,392
Engineering	1,670	15%	1,611	15%	59
Sales and marketing	2,354	21%	2,421	23%	(67)
General and administrative (“G&A”) increased by 55% for fiscal 2005 compared to the previous year. As a percentage of revenue, G&A was 11% higher year over year as a result of increased salaries and internal re-alignment of sales staff to G&A activities, professional fees, directors’ fees, and directors and officers insurance. We anticipate that as a result of recently introduced reporting regulations in Canada and the U.S., we will continue to experience increases in expenses primarily relating to professional fees and higher infrastructure costs to meet the increased reporting obligations. Also, approximately $670,000

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
of G&A costs in the fourth quarter related to expenditures of professional fees for capital advisory services, non-employee stock-based compensation, and employee severance costs.
Engineering costs, consisting mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses increased by 3.7% in fiscal 2005, compared to the previous year. For the years ended November 30, 2005 and 2004, additional engineering costs of $337,000 and $137,000 respectively were charged to cost of sales. These engineering labor costs are to support specific customer orders. Total engineering costs before the charge to cost of sales increased $259,000 or 15%.
We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses decreased by 3%, in fiscal 2005 compared to the previous year. The reduction in S&M expenses is primarily due to a decrease of approximately $99,000 in travel costs because of more efficient travel planning, a decrease of approximately $66,000 in expenses relating to the internal re-alignment of sales staff to G&A activities to support corporate and operations initiatives, and a decrease of approximately $66,000 in sales commissions as the result of lower sales achievements for the year. We believe our current level of S&M staff continue to allow us to pursue business development activities relating to our expansion efforts into the U.S., European, and Australasian markets. This expansion effort targets new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, OSI has established marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization

In thousands of U.S. dollars	2005	2004	2005 to 2004

Depreciation and amortization	$404	$278	126
Total depreciation and amortization increased 45% in fiscal 2005 reflecting the acquisitions in the period, the mix of plant and equipment at November 30, 2005, and the amortization of intangibles related to the acquisition of Mapcon Mapping compared to the prior year. For the years ended November 30, 2005 and 2004, additional depreciation of $163,000 and $101,000 respectively, was included in cost of sales for equipment used in revenue generating activities.
Interest expense

In thousands of U.S. dollars	2005	2004	2005 to 2004

Interest expense	$23	$2	21
Interest expense increased in fiscal 2005 as the result of the Company having utilized a portion of our operating line credit facility of $2,000,000 during the year ended November 30, 2005. We did not utilize our operating line credit facility during fiscal 2004.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Interest income

In thousands of U.S. dollars	2005	2004	2005 to 2004

Interest income	$156	$22	134
Interest income increased in fiscal 2005 as the result of the Company having excess cash for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems Inc. on December 14, 2005.
Foreign Exchange

In thousands of U.S. dollars	2005	2004	2005 to 2004

Foreign exchange loss (gain)	$90	$(35)	125
Foreign exchange loss increased as a result of exchange rate movements of the Australian dollar and our U.S. dollar exposure during the year ended November 30, 2005 when compared to the year ended November 30, 2004.
Technology Partnerships Canada

In thousands of U.S. dollars	2005	2004	2005 to 2004

Royalty	$243	$99	144
Contribution	(1,090)	(1,112)	22
We are required to pay a royalty of 3% on annual gross revenue for the International Systems business unit for the period December 1, 1999 to November 30, 2008. Royalty expense increased 145% for the year ended November 30, 2005 compared to the previous year as a result of an increase in revenues subject to the TPC royalty charge.
We receive a contribution from TPC based on qualifying activities and expenditures incurred with respect to the years ended November 30, 2005 and 2004, we received or will receive the amounts noted above.
Income Taxes

In thousands of U.S. dollars	2005	2004	2005 to 2004

Deferred income tax expense (recovery)	$726	$(491)	$1,217
Current income tax expense	147	534	(387)

	873	43	830

Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2005, we estimated that we would not have sufficient taxable earnings in future periods from the International Systems business units to utilize a portion of our $4.4 Canadian non-capital losses carried forward and other tax balances. As a result of this assessment, we have recognized deferred tax expense in fiscal 2005 compared to deferred tax recovery in the previous year. In accordance with U.S. GAAP, we provided a valuation allowance against the total deferred tax asset as it is not considered “more likely than not” that the remaining deferred tax asset will be recovered. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
LIQUIDITY AND CAPITAL RESOURCES — November 30 2006 compared to November 30, 2005

In thousands of U.S. dollars	2006	2005	2006 to 2005

Cash and cash equivalents	$—	$8,222	$(8,222)
Current assets	14,333	19,301	(4,968)
Current liabilities	6,544	4,056	2,488
Working capital (1)	7,789	15,245	(7,456)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with lines of credit borrowings of Canadian $2.0 million and US $600,000 available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve next year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At November 30, 2006 our current assets and working capital decreased primarily due to the acquisition of our U.S. Systems operations.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At November 30, 2006, we had borrowings of $904,000 against our operating line. We have an operating lines of Canadian $2.0 million available with a Canadian chartered bank collateralized by accounts receivable and US $600,000 with a U.S. chartered bank. During fiscal 2005, we utilized the facility which increased interest expense for the year. We had issued a standby letter of credit totaling Australian $284,000 during fiscal 2005. We had utilized the standby letter of credit to support certain performance obligations to our customers. This standby letter of credit has since been cancelled. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

In thousands of U.S. dollars	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$157	$(1,717)	$1,874
Investing activities	(8,484)	(1,448)	(7,036)
Financing activities	(44)	10,729	(10,773)
Translation adjustment	149	446	(297)
Cash flows provided by operating activities for the year ended November 30, 2006, were the result of the increase in accounts receivable offset by the income for the year ended November 30, 2006 and a decrease in accounts payable and accrued liabilities. The increase in cash flows provided by operating activities was the result of the Company’s return to profitability.
Cash flows used in investing activities for the year ended November 30, 2006 were primarily reflective of our U.S. systems acquisition as well as the acquisitions of plant, equipment and intangibles

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth, offset by a decrease in restricted cash.
Cash flows used in financing activities for the year ended November 30, 2006 were the result of Class B preference share dividends paid. Cash flows provided from financing activities for the year ended November 30, 2005 were the net of proceeds of the Class B preference share financing reduced by the Class B preference share dividends paid.
As a result of the above mentioned changes, cash decreased by $8.2 million for the year ended November 30, 2006.
In order to reduce the impact of U.S. dollar, Australian dollar, euro and British pound to Canadian dollar exchange rate fluctuations, we have used the forward exchange contract facility described above. We use the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar, British pound to Canadian dollar and the euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. We use the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar and euro transactions. At November 30, 2005, we did not utilize the forward exchange contract facility.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
LIQUIDITY AND CAPITAL RESOURCES — November 30 2005 compared to November 30, 2004

In thousands of U.S. dollars	2005	2004	2005 to 2004

Cash and cash equivalents	$8,222	$212	$8,010
Current assets	19,301	8,587	10,714
Current liabilities	4,056	2,256	1,800
Working capital (1)	15,245	6,331	8,914
At November 30, 2005, our current assets and working capital increased primarily due to the cash received from the private placement issuance of Class B preference shares series 2 offset by the cash used to support the operating activities in fiscal 2005 and the acquisition of Mapcon Mapping.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At November 30, 2005, we had no borrowings against our Canadian or U.S. dollar operating line. During fiscal 2005, we utilized the facility which increased interest expense for the year. There were no borrowings in the year ended November 30, 2004. We have issued a standby letter of credit totalling Australian $284,000. We have utilized the standby letter of credit to support certain performance obligations to our customers. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

In thousands of U.S. dollars	2005	2004	2005 to 2004

Cash flows provided by (used in):
Operating activities	$(1,717)	$(2,543)	$826
Investing activities	(1,448)	(268)	(1,180)
Financing activities	10,729	87	10,642
Translation adjustment	446	(13)	459

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Cash flows used in operating activities for the year ended November 30, 2005, were the result of the loss for the year and increases in accounts receivable, inventory, and prepaid expenses offset by operating items of amortization, stock-based compensation, and future income taxes not requiring cash and increases in accounts payable, accrued liabilities, and deferred revenue. Cash flows used in operating activities for the year ended November 30, 2004 were the result of increased accounts receivable.
Cash flows used in investing activities for the year ended November 30, 2005 were reflective of the acquisition of Mapcon Mapping, the acquisitions of plant, equipment and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth, and the restriction in usage of $190,000 cash. Cash flows used in investing activities for the year ended November 30, 2004 were the result of acquisitions of plant, equipment and intangibles.
Cash flows provided by financing activities for the year ended November 30, 2005 were the result of the private placement of Class B preference shares series 2 and warrants, net of issue costs, offset by the repurchase of Class B preference shares series 1 and Class B preference shares dividends declared and paid. Cash flows provided by financing activities for the year ended November 30, 2004 were the net result of common shares issued offset by Class B preference share dividends declared and paid.
As a result of the above mentioned changes cash increased by $8.0 million in the year ended November 30, 2005 compared to a decrease of $2.6 million for the year ended November 30, 2004.
CONTRACTUAL OBLIGATIONS

	Payments due by period
		Less
		than 1	1 to 3	4 to 5	After 5
In thousands of U.S. dollars	Total	year	years	years	years

Facility leases	$3,669	$590	$895	$803	$1,381
Equipment leases	45	32	12	1	—

Total contractual obligations	$3,714	$622	$907	$804	$1,381

OFF BALANCE SHEET ARRANGEMENTS
Guarantees
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
TRANSACTIONS WITH RELATED PARTIES
On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing (note 13(c)(ii)). In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $ 125,000 for professional services provided during the year and to be provided to April 2006. For the year ended November 30, 2006, $25,000 was charged to expenses (2005 — $100,000) .
On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two laws firm in which he has an interest (Mr. Shields having moved from his former firm to his current firm in July, 2005) was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2006 totalled $177,000 (2005 — totalled $164,000). As of November 17, 2006, Mr. Shields no longer has an interest in any law firm that provided legal services to the Company.
REVIEW OF THE FOURTH QUARTER ENDING NOVEMBER 30, 2006

		% of total		% of total
In thousands of U.S. dollars	2006	revenue	2005	revenue

Revenue
Marine systems	$6,316	63	4,035	79
Land and air systems	2,517	25	—	—
Mapping	1,185	12	1,102	21

	10,018	100	5,137	100
Cost of sales	4,235	42	2,501	49

Gross profit	5,783	58	2,636	51

Expenses
General and administrative	1,714	17	1,382	27
Engineering	401	4	628	12
Sales and marketing	859	8	796	16
Depreciation and amortization	98	1	61	1
Interest expense	6	—	3	—
Interest income	(17)	—	(64)	(1)
Foreign exchange gain	(215)	(2)	(38)	(1)
Technology Partnerships Canada royalty	273	3	112	2
Technology Partnerships Canada contribution	(29)	—	(198)	(4)

	3,090	31	2,682	52

Income (loss) before income taxes	2,693	27	(46)	(1)
Income tax expense	2	—	826	16

Net Income (loss)	$2,691	27	$(872)	(17)

Net income (loss) attributable to common shareholders
for basic earnings (loss) per share	$2,249		$(2,594)

for diluted earnings (loss) per share	$(655)		$(2,594)

Earnings (loss) per share
Basic	$0.07		$(0.09)
Diluted	$(0.01)		$(0.09)
Overall Performance
For the three months ended November 30, 2006, we reported a net income of $2.7 million compared to a net loss of $872,000 for the same quarter in 2005. The net income attributable to common shareholders was $2.2 million for the three months ended November 30, 2006 compared to a loss of $2.6 million or for the three months ended November 30, 2005.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Our results for the three months ended November 30, 2006 were largely driven by an increase in revenue that resulted from the timing of new contracts awarded, the delivery schedules of existing contracts and the inclusion of revenue from CHI Systems. Expense increases resulted from higher TPC royalties, related to higher revenue and the inclusion of CHI Systems.
The analysis for the three months ended November 30, 2006 compared to the three months ended November 30, 2005 is substantially similar to the annual MD&A describing our year-over-year results and differs from the explanations as indicated below:
•	For the three months ended November 30, 2006, the main customers for our products and services, accounting for approximately 60% of consolidated revenue, were the Royal Navy of the United Kingdom and the U.S. Army.

The main customers for our products and services for the three months ended November 30, 2005, accounting for approximately 48% of the consolidated revenue, were the Canadian Navy, the Royal Australian Navy through Nautronix, the Portuguese Navy through Sicom Sistemas De Comunicacoes Lda., and the Royal Danish Navy.
•	Engineering costs decreased by 36% for the three months ended November 30, 2006, compared to the three months ended November 30, 2005. The decrease is largely the result of engineering labor costs charged to cost of sales from Engineering for the three months ended November 30, 2006 that did not incur for the same period in the previous year. These engineering labor costs were to support specific customer orders.
•	Sales and marketing expenses increased by 8% for the three months ended November 30, 2006 compared to the three months ended November 30, 2005. The increase is consistent with our business development activities in the U.S., European, and Australasian markets period over period.
•	The increase in depreciation and amortization of $38,000 reflects the plant and equipment acquisitions in the three months ended November 30, 2006 and the amortization of intangibles related to the acquisitions of Mapcon Mapping and CHI Systems.
•	We are required to pay a royalty to TPC on annual gross revenue for the Navigation Systems and Applications business units for the period December 1, 1999 to November 30, 2008. Royalty expense increased by 143% for the three months ended November 30, 2006 compared to the three months ended November 30, 2005. The increase is the result of more revenue subject to the TPC royalty charge.
•	Foreign exchange gain increased over five fold for the three months ended November 30, 2006 compared to the three months ended November 30, 2005. This is a result of exchange rate movements of the Australian dollar and the British pound quarter over quarter.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
SELECTED QUARTERLY DATA (UNAUDITED)
In thousands of U.S. dollars

	November 30	August 31	May 31	February 28
For the three months ended	2006	2006	2006	2006

Revenue	$10,018	$4,316	$6,140	$3,663
Gross profit	5,783	1,403	2,595	1,194
Gross profit percentage	58%	32%	42%	33%
Net earnings (loss)	2,691	(766)	(2)	(1,230)
Net earnings (loss) attributable to common shareholders	2,249	(953)	(715)	(1,406)

Loss per share – basic	0.07	(0.03)	(0.02)	(0.05)
Loss per share – diluted	(0.01)	(0.03)	(0.02)	(0.05)

	November 30	August 31	May 31	February 28
For the three months ended	2005	2005	2005	2005

Revenue	$5,137	$2,618	$1,533	$1,838
Gross profit	2,636	1,472	317	1,005
Gross profit percentage	51%	56%	21%	55%
Net earnings (loss)	(872)	(308)	(1,370)	(199)
Net earnings (loss) attributable to common shareholders	(2,594)	(1,026)	(5,560)	(220)

Loss per share – basic and diluted	(0.09)	(0.04)	(0.20)	(0.01)
CRITICAL ACCOUNTING POLICIES
Financial statement preparation requires that we use estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. Our accounting policies are described in note 4 to our audited consolidated financial statements. The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:
Revenue
We are required to estimate the costs to complete certain systems, engineering services and mapping services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete each contract. We may need to adjust the estimated costs to complete for these projects, if the actual results differ from our estimates. If we anticipate that a contract or a contract segment will generate a loss, we estimate that loss and record the total expected loss on the contract or contract segment.
Revenue from contracts with multiple deliverables is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. Revenue from each unit is recognized in accordance with the applicable U.S. GAAP guidance.
When revenues exceed amounts invoiced under a contract, the difference is recorded as unbilled revenue. We believe that unbilled revenue will be invoiced and collected. Deferred revenues are amounts that have been billed to the customer but have not been recognized in revenue. Unbilled revenue represents revenue recognized in accordance with our accounting policies and is not legally invoiced as at the balance sheet date.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Income Taxes
We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on our consolidated balance sheet. We recognize deferred income tax assets to the extent that their realizations are considered more likely than not and provide a valuation allowance against any remaining balance. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.
Goodwill
Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment. Goodwill is tested for impairment at the reporting unit level at least annually, utilizing a two-step methodology. The initial step requires the Company to assess whether indications of impairment exist. If indications of impairment are determined to exist, the second step of measuring impairment is performed, wherein the fair value of the relevant reporting unit is compared to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss is recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit is impaired and goodwill write down is required. The Company performs its testing for impairment of goodwill and other intangible assets related to the CHI Systems acquisition as of November 30 of each year. Based on testing performed as of November 30, 2006, there was no impairment. The Company performs its testing for impairment of goodwill and other intangible assets related to the Mapcon Mapping acquisition as of February 28 of each year. Based on testing performed as of February 28, 2006, there was no impairment.
Stock-based Compensation and Other Stock-based Payments
We have established three stock option plans under which stock options to purchase common shares may be granted to directors, officers, and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The fair value of the stock options is estimated using the Black-Scholes option pricing model, using weighted-average assumptions for the following: dividend yield, volatility rate, risk-free interest rate, and expected average life. Direct awards of stock to employees and stock option and stock awards granted are accounted for in accordance with the fair value method of accounting for stock-based compensation.
Accounts Receivable
We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness, and changes in customer payment terms when making estimates of the uncollectability of our accounts receivable. If we determine that the financial condition of any of our customers deteriorates, increases in the allowance may be made. We review the unbilled revenue balance on a regular basis to assess our fair market value and provide a allowance against any amounts that are impaired.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Inventory
Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labor applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. We assess the need for inventory write-downs based on our assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by us, an additional inventory write-down may be required.
RECENT ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not completed its analysis of the adoption of FIN 48 at this time.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial statements.
CHANGES IN ACCOUNTING POLICIES
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP. We prepare a reconciliation highlighting the material differences between our audited annual consolidated financial statements prepared in accordance with U.S. GAAP compared to Canadian GAAP (see note 21 to the audited annual consolidated financial statements). Additional disclosure with respect to the effects of our election to report our consolidated financial statements in accordance with U.S. GAAP is provided in notes 1, 3, and 21 of the audited consolidated financial statements.
In December 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123R – Share-Based Payment (“SFAS 123R”), a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. Accordingly, from the date of adoption of the revised standard, we are required to recognize compensation expense for all stock-based payments based on grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro-forma basis. The adoption of SFAS 123R will not have a material impact on the Company’s consolidated financial statements.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
We use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars, British pounds and euros. The purpose of our hedging activities is to reduce the level of exposure to exchange rate movements. At November 30, 2006, we had entered into the following foreign exchange forward contracts:

Sell	Exchange rate in relation to CAD	Value date

GBP 107,017	2.1046	December 15, 2006
AUD 375,000	0.8489	December 15, 2006
USD 147,591	1.0992	December 29, 2006
USD 82,880	1.0981	January 31, 2007
USD 310,979	1.1220	January 31, 2007
USD 348,919	1.1289	February 28, 2007
AUD 125,000	0.8442	April 16, 2007
USD 371,276	1.1258	May 30, 2007
Derivative financial instruments are utilized by the Company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. We formally document the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. We assess, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income or loss. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities, or firm commitments through income or loss, or recognized in other comprehensive income or loss until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income or loss. The requirement to record derivatives at their fair market value has not had a material impact on our financial statements.
DISCLOSURE OF OUTSTANDING SHARE DATA
As at February 15, 2007, we had 36,858,810 issued and outstanding common shares and 3,236,916 outstanding stock options. As at February 15, 2007, we also had 30,262 issued and outstanding class A preference shares and 250,570 issued and outstanding class B preference shares series 2 convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 16,461,176 common shares. Also at February 15, 2007, we had 13,788,365 outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 13,788,365 common shares.
DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. The Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at November 30, 2006. This evaluation was performed by the Chief Executive Officer and the Vice President Finance with the assistance of other Company employees to the extent necessary and appropriate. Based on this evaluation, the Chief Executive Officer and Vice President Finance concluded that the design and operation of these disclosure controls and procedures were effective.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company maintains internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109. The Chief Executive Officer and the Vice President Finance, along with other employees to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at November 30, 2006.
Nonetheless, the Chief Executive Officer and the Vice President Finance have identified areas where the Company can enhance process controls and they intend to incorporate such enhancements into the internal controls over financial reporting over the next twelve months. The Company employs entity level controls to compensate for any deficiencies that may exist. Under 52-109, the Chief Executive Officer and the Vice President Finance are not required to, and have not yet tested the actual effectiveness of the Company’s internal controls over financial reporting.
There were no changes in the Company’s internal control over financial reporting that occurred since the beginning of the Company’s fourth quarter to the date of this document that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.
RISKS AND UNCERTAINTIES
Certain statements made in this report constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, our financial condition, or results of operations.
We depend heavily on government contracts, which are only partially funded, subject to termination, heavily regulated, and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favor of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.
The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we cannot give assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any contract termination. As our revenues are dependent on the procurement, performance, and payment under these contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.
In addition, sales to the governments we work with may be affected by:
•	changes in procurement policies;

•	changes in the structure and management of government departments;

•	budget considerations;

•	changing concepts of national defense;

•	political developments domestically and abroad; and

•	increased protectionism.
The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
We derive a significant amount of revenue from only a few customers. We depend on national and international governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.
For the year ended November 30, 2006 approximately 57% of our revenue was from the Royal Navy of the United Kingdom, L-3 Marine Systems and the Canadian Navy. Approximately 40% of our revenue for the year ended November 30, 2005 was from the Royal Navy of the United Kingdom, the Canadian Department of Defence and the Royal Australian Navy. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.
Our product lines are not broadly diversified.
We derive and expect to derive a substantial majority of our revenue from navigational software, systems, and equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints, or other factors, we do not have other product categories that it could rely on to make up any shortfall in sales. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.
In the year ended November 30, 2006, approximately 89% of our revenues were from international customers, including governmental customers: 53% from the U.S. and 36% from other international countries. We have focused our expansion efforts for the future on the American, European and Australasian markets. As a result, we expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange rates;
•	the complexity and necessity of dealing with foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls, and other trade restrictions; and
•	compliance with a variety of foreign laws.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.
The Company derives significant revenue from contracts awarded through a competitive bidding process, which can impose substantial costs upon it, and the Company will fail to maintain its current and projected revenue if it fails to compete effectively.
The Company derives significant revenue from government contracts, both domestic and international, that are awarded through a competitive bidding process. The Company expects that most of the government business it will seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks. Such risks include, but are not limited to
•	the need to bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in executing the engagement and cost overruns;

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
•	the substantial cost and managerial time and effort that the Company spends to prepare bids and proposals for contracts that may not be awarded to them;
•	the need to accurately estimate the resources and costs that will be required to service any contract the Company is awarded;
•	the expense and delay that may arise if the Company’s competitors protest or challenge contract awards made to them pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and
•	the opportunity cost of not bidding on and winning other contracts the Company might otherwise pursue.
To the extent the Company engages in competitive bidding and are unable to win particular contracts, it not only incur substantial costs in the bidding process that would negatively affect the Company’s operating results, but it may be precluded from operating in the market for services that are provided under those contracts for a number of years. Even if the Company wins a particular contract through competitive bidding, its profit margins may be depressed as a result of the costs incurred through the bidding process.
Our revenues and costs are affected by fluctuations in the rate of exchange between the U.S. dollar, which is our reporting currency, the Canadian dollar, the British pound, the Australian dollar, the Danish kroner and the euro,
Exposure to exchange rate fluctuations exists because a significant portion of our trade receivables and revenue transactions are in U.S. dollars, Australian dollars, British pounds and euros. For the year ended November 30, 2006, approximately 14% of the Company’s revenues and 51% of our expenses were transacted in Canadian dollars. During the same period, approximately 22% and 2% of the Company’s revenues were transacted in British pounds and Australian dollars, respectively. We expect that British pound and Australian dollar sales will continue to account for a material portion of our revenues for the foreseeable future. As a result, exchange rate fluctuations may affect our revenue and earnings growth materially in the future. In order to reduce the impact of Canadian to U.S. dollar, British pounds to U.S. dollar and Australian to U.S. dollar, we utilize our foreign exchange forward contract facility. As at November 30, 2006, we had entered into foreign exchange forward contracts in the amount of U.S. $1,262,000, £107,000 and Australian $500,000.
We have established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and our reputation and results of operations could be adversely affected by our inability to control their operations.
We rely on agreements with international corporations to assist us in pursuing contracts for major government procurements. These international corporations often assist us with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. We do not have assurance that these third parties will:
•	remain in business;
•	maintain the financial stability required to fulfill the requirements of these international procurements; and
•	continue to consider our products in their business priorities.
There can be no assurance that we would be able to pursue and secure major international government procurements without these third parties.
We may lose sales, or sales may be delayed, because of the long sales and implementation cycles for our products and services.
Our customers have typically invested substantial time, money, and other resources and have many people involved in the decision to license our software products and purchase our hardware products and

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
services. As a result, we may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of our products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.
Even if a purchase agreement is signed, the time period required to deploy our products varies significantly from one customer to the next. Implementing our products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy our products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy our products, we cannot guarantee that our products will be deployed successfully.
As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Competition within our markets may reduce our ability to procure future contracts and sales.
The defense industry in which we operate is highly competitive. Our competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar and marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing, and marketing capabilities. There can be no assurance that we can continue to compete effectively with these companies.
Our ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.
Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Our future success will depend on our ability to develop new technologies that achieve market acceptance.
The defense market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:
•	identify emerging technological trends in our market;
•	develop and maintain competitive products;
•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.
We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.
Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales, and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations, and financial condition.
We do not have fixed-term employment agreements with our officers and key employees and the loss of any officer or key employee could seriously harm our business.
We have not entered into fixed-term employment agreements with our officers and key employees. Our success depends upon the abilities and experience of our officers and key employees. Competition for highly skilled management, engineering, technical, and other key employees is intense. The loss of officers and key employees could seriously disrupt our operations and impair our ability to compete.
We depend on foreign sub-contract labor in our mapping operations to maintain a competitive position in the mapping marketplace.
Our mapping operations are dependent upon labor resources located outside North America. While we enter into sub-contract agreements with these suppliers, we cannot be sure that the labor resources will be available when required and at the levels required. Accordingly, maintaining our competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;
•	the cultural compatibility between Canada and the home country of each sub-contractor;
•	the English language proficiency of the labor resources made available to the Company;
•	labor pool characteristics such as work ethic, education, skill level, and attrition; and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our mapping operations in the future.
We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.
Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of the trademarks, copyrights, and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies.
Our operations depend on component availability and our key suppliers to manufacture and deliver our products and services.
Our operations are highly dependent on the timely delivery of materials by outside suppliers. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet our needs, it may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.
The Company may not be able to meet the delivery terms or budgeted costs of its firm fixed price contracts.
A majority of the Company’s contracts are firm fixed price contracts. There is a risk in every firm fixed price contract that the Company will be unable to deliver to the customer within the time specified or at a cost to the Company which is less than the contract price. In the absence of any amendments to the original firm fixed price contract to increase the price of the contract or extend the delivery times, customers may be in a position to terminate the contract, demand repayment or impose penalties on the Company. A significant cost overrun or delay in delivery to the customer could adversely affect the Company’s business and operating results.
The unpredictability of our results may harm or contribute to the volatility of the trading price of our common stock.
Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government and corporate spending patterns;
•	the timing of contract receipt and funding and resulting impact on our working capital position;
•	our ability and the ability of our key suppliers to respond to changes in customer orders;
•	the timing of our new product introductions and our competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability, and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.
Sales of a significant number of shares of our common stock by existing shareholders could cause the market price of our common stock to decline.
If the Company’s shareholders sell substantial amounts of the Company’s common stock, including shares issued upon the exercise of outstanding options, the market price of the Company’s common stock may decline. These sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company deems appropriate. The Company is unable to predict the effect that sales may have on then prevailing market price of its common stock.
We may pursue strategic relationships, investment, and acquisitions. We may not be able to successfully manage our operations if it fails to successfully integrate the acquired technologies and/or businesses.
As part of our business strategy, we may expand our product offerings to include application software products that are complementary to our existing products. This strategy may involve technology licensing agreements, joint development agreements, investments, or acquisitions of other businesses that offer complementary products. The risks that we may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third-party product with our products;

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
•	undiscovered software errors in the third-party product;
•	difficulties in selling the third-party product;
•	difficulties in providing satisfactory support for the third-party product;
•	potential infringement claims from the use of the third-party product; and
•	discontinuation of third-party product lines.
The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);
•	the substantial management time devoted to such activities;
•	the potential disruption of our ongoing business;
•	undisclosed liabilities;
•	failure to realize anticipated benefits (such as synergies and cost savings);
•	the difficulty of integrating previously distinct businesses into one business unit; and
•	technological uncertainty regarding the current and future functionality of the product.
We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.
If our expenditures exceed our incoming cash flows, we may be required to raise additional capital. In addition, we may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to raise additional funds, if needed, on terms satisfactory to us. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.
Our business could be adversely affected if we fail to manage our growth effectively.
If we fail to manage our growth effectively, our business and operating results could be adversely affected. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:
•	improve our financial and management controls, reporting systems, and procedures;
•	add and integrate new senior management personnel;
•	improve our licensing models and procedures;
•	hire, train, and retain qualified employees;
•	maintain sufficient working capital;
•	control expenses;
•	diversify channel sales strategies; and
•	invest in our internal networking infrastructure and facilities.
To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.
Third parties may claim that we infringe their proprietary rights.
We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark, and

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
copyright infringement claims. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require it to stop selling or delay shipping, or cause the redesign of our product or products. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of our customers.
We license and use software from third parties in our business. These third-party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third-party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.
We may not be able to protect our proprietary information.
We rely on a combination of copyright, trademark, and trade secret laws; confidentiality procedures; contractual provisions; and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.
Our products may contain significant defects, which may result in liability and/or decreased sales.
Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of our products. Customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs. Should this occur, our business and operating results could be adversely affected.
Our products depend on third-party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.
Our products incorporate and use software products developed by other entities. We do not have assurance that such third parties will:
•	remain in business;
•	support our product lines;
•	maintain viable and functional product lines; and
•	make their product lines available to the Company on commercially acceptable terms.
Any significant interruption in the supply of such third-party technology could have a materially adverse effect on our business, results of operation, cash flows, and financial condition.
Our products may not be compatible with various operating systems and therefore we may not be able to sell our products to potential customers.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2006, 2005 and 2004
(expressed in U.S. dollars)
Our products are used in combination with various operating systems. Our future success depends on our ability to continue to support widely-used operating systems. Our applications run on Microsoft operating systems. Therefore, our ability to increase sales depends on the continued acceptance of Microsoft operating system products. If we are unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, our business and operating results could be adversely affected.
The Company is subject to various government audits, which may result in unfavorable assessments or penalties to the Company.
The Company is occasionally subject to compliance audits from government bodies and agencies relating to its Technology Partnership Canada (TPC) funding agreements, corporate income tax filings or federal, state, provincial and municipal government contracts for the procurement of the Company’s products and services. The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements and as part of a broader Industry Canada review of TPC funding agreements. This compliance audit was focused on ensuring the funding submissions by the Company meet the terms and conditions of its TPC funding agreement. The Company believes that it is in compliance with the terms of its TPC agreements but has not received any notification from Industry Canada regarding its audit conclusions. There can be no assurance that the compliance audit will result in a favorable assessment for the Company or that penalties will not be imposed on the Company for non-compliance.

OSI Geospatial Inc.
Consolidated Financial Statements
November 30, 2006 and 2005
(expressed in US dollars)
(Prepared in accordance with United States Generally Accepted Accounting Principles)

REPORT OF
INDEPENDENT AUDITORS
To the Shareholders of
OSI Geospatial Inc.
We have audited the consolidated balance sheets of OSI Geospatial Inc. as at November 30, 2006 and 2005 and the consolidated statements of earnings (loss), stockholders’ equity and accumulated deficit and cash flows for each of the years in the three-year period ended November 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of OSI Geospatial Inc. as at November 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2006 in conformity with United States generally accepted accounting principles.
As discussed in Note 3b to the consolidated financial statements, during 2006, the Company changed its policy for accounting for share based payments.

Vancouver, Canada,
February 16, 2007.	Chartered Accountants

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets
As at November 30, 2006 and 2005

In thousands of U.S. dollars	2006	2005

Assets (note 12)

Current assets
Cash and cash equivalents	$—	$8,222
Restricted cash (note 6)	—	190
Accounts receivable (note 7)	12,707	9,419
Income taxes recoverable	28	—
Inventory (note 8)	1,063	938
Prepaid expenses and deposits	535	532

	14,333	19,301
Plant and equipment (note 9)	1,089	869
Intangible and other assets (note 10)	794	626
Goodwill (note 5)	8,129	406

	$24,345	$21,202

Liabilities

Current liabilities
Bank indebtedness	$904	$—
Accounts payable and accrued liabilities (note 11)	4,887	3,360
Income taxes payable	86	242
Unearned revenue	667	454

	6,544	4,056
Deferred income taxes (note 17)	20	201

	6,564	4,257

Stockholders’ Equity

Issued and outstanding 30,262 Class A Series A preference shares (2005 – 30,262) (note 13b)	19	19
279,840 Class B, Series 2 preference shares (2005 – 341,240)(note 13c)	8,696	9,624
35,137,046 common shares (2005 – 30,367,309)	18,222	15,274

	26,937	24,917
Warrants (note 13e)	4,286	4,286
Additional paid in capital	3,357	3,852
Accumulated deficit	(19,226)	(18,401)
Accumulated other comprehensive income	2,427	2,291

	17,781	16,945

	$24,345	$21,202

Commitments and Contingency (note 15)
Approved by the Board of Directors

“Raymond Johnston”	Director	“Donald Young”	Director

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Earnings (Loss)
For the years ended November 30, 2006, 2005 and 2004

In thousands of U.S. dollars, except share related data	2006	2005	2004

Revenue
Marine Systems	$11,274	$8,181	$8,090
Land and air systems	8,761	—	—
Mapping	4,102	2,945	2,321

	24,137	11,126	10,411
Cost of sales	13,162	5,696	4,393

Gross profit	10,975	5,430	6,018

Expenses
General and administrative	6,034	3,923	2,531
Engineering	1,783	1,670	1,611
Sales and marketing	2,527	2,354	2,421
Depreciation and amortization	510	245	177
Interest expense	21	23	2
Interest income	(37)	(156)	(22)
Foreign exchange loss (gain)	(233)	90	(35)
Loss on sale of plant and equipment	2	4	—
Technology Partnerships Canada royalty (note 14)	493	243	99
Technology Partnerships Canada contribution (note 14)	(760)	(1,090)	(1,112)

	10,340	7,306	5,672

Net earnings (loss) before income taxes	635	(1,876)	346

Deferred income tax expense (recovery)	(265)	726	(491)
Current income tax expense	207	147	534

Income tax expense (recovery) (note 17)	(58)	873	43

Net earnings (loss)	$693	$(2,749)	$303

Net loss attributable to common shareholders (note 13(f))	$(825)	$(9,400)	$(14)

Loss per share (note 13(f))
Basic	$(0.03)	$(0.34)	$(0.00)
Diluted	$(0.05)	$(0.34)	$(0.00)

Weighted average number of common shares outstanding (note 13(f))
Basic	32,381,992	27,989,832	27,147,246
Diluted	48,843,168	27,989,832	29,856,412

Dividends declared per share
Class B preference shares – Series 1	$—	$2.36	$3.48
Class B preference shares – Series 2	$3.13	$3.52	$—
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
 Consolidated Statements of Stockholders’ Equity and Accumulated Deficit
 For the years ended November 30, 2006, 2005 and 2004

In thousands of U.S. dollars except share numbers	2006		2005		2004

	Number	Amount	Number	Amount	Number	Amount

Class A preference shares
Balance at beginning of year	30,262	$19	30,262	$19	30,262	$19

Balance at end of year	30,262	$19	30,262	$19	30,262	$19

Class B preference shares
Balance at beginning of year	341,240	$9,624	57,711	$1,441	61,244	$1,434
Accretion of discount on Class B Series 1 preference shares				262	—	—
Repurchase of Class B Series 1 preference shares	—	—	(57,711)	(1,179)	—	—
Issue of Class B Series 2 preference shares, net	—	—	390,000	9,908	—	—
Beneficial Conversion feature on Class B Series 2 preference shares	—	—	—	(3,948)	—	—
Accretion of beneficial conversion on Class B series 2 preference shares	—	—	—	3,948	—	—
Accretion of discount on Class B Series 2 preference shares	—	674	—	431	—	112
Class B preference shares converted to common shares	(61,400)	(1,707)	(48,760)	(1,239)	(3,533)	(90)
Tax benefit related to share issue costs	—	99	—	—	—	—
Share issue costs	—	6	—	—	—	(15)

Balance at end of year	279,840	$8,696	341,240	$9,624	57,711	$1,441

Common shares
Balance at beginning of year	30,367,309	$15,274	27,488,074	$12,937	26,807,475	$12,540
Shares Issued to CHI shareholders (note 5)	1,067,975	753	—	—	—	—
Class B preference shares converted to common shares	3,611,762	2,135	2,868,235	2,330	160,752	90
Exercise of stock options	90,000	60	11,000	7	519,847	307

Balance at end of year	35,137,046	$18,222	30,367,309	$15,274	27,488,074	$12,937

Warrants
Balance at beginning of year	13,788,368	$4,286	1,393,301	$437	1,393,301	$437
Issue of warrants – net of issue costs	—	—	12,395,067	3,849	—	—

Balance at end of year	13,788,368	$4,286	13,788,368	$4,286	1,393,301	$437

Additional paid-in capital
Balance at beginning of year		$3,852		$598		$594
Repurchase of Class B Series 1 preference shares		—		(442)		—
Beneficial conversion feature on Class B Series 2 preference shares		—		3,948		—
Class B preference shares converted to common shares		(599)		(494)		—
Stock-based compensation		104		242		4

Balance at end of year		$3,357		$3,852		$598

Accumulated deficit
Balance at beginning of year		$(18,401)		$(9,001)		$(8,987)
Repurchase of Class B Series 1 preference shares		—		(659)		—
Accretion of beneficial conversion on Class B series 2 preference shares		—		(3,948)		—
Accretion of discount on Class B Series 1 preference shares		—		(262)		—
Accretion of discount on Class B Series 2 preference shares		(674)		(431)		(112)
Difference between conversion consideration and carrying value of Class B Series 2 preference shares		170		(598)		—
Dividends on Class B preference shares		(1,014)		(753)		(205)
Net earnings (loss) for the year		693		(2,749)		303

Balance at end of year		$(19,226)		$(18,401)		$(9,001)

Accumulated other comprehensive income
Foreign currency translation adjustment Balance at beginning of year		$2,291		$1,691		$1,024
Adjustment for the year		136		600		667

Balance at end of year		$2,427		$2,291		$1,691

Total stockholders’ equity		$17,781		$16,945		$8,122

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Cash Flows
For the years ended November 30, 2006, 2005 and 2004

In thousands of U.S. dollars	2006	2005	2004

Cash flows from (used) in operating activities
Net earnings (loss) for the year	$693	$(2,749)	$303
Items not affecting cash
Depreciation and amortization	763	404	278
Loss on disposal of equipment	2	3	—
Stock-based compensation	104	242	4
Deferred income taxes	(319)	764	43

	1,243	(1,336)	628

Changes in non-cash working capital items
Accounts receivable	(1,995)	(1,222)	(3,684)
Inventory	(109)	(363)	33
Prepaid expenses and deposits	185	(362)	216
Accounts payable and accrued liabilities	809	1,079	247
Income taxes payable	(173)	131	(10)
Unearned revenue	197	356	27

	(1,086)	(381)	(3,171)

	157	(1,717)	(2,543)

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired (note 5)	(8,146)	—	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired (note 5)	—	(973)	—
Decrease (increase) in restricted cash	189	(189)	—
Additions to plant and equipment	(290)	(70)	(110)
Additions to intangibles and other assets	(237)	(216)	(158)

	(8,484)	(1,448)	(268)

Cash flows from (used in) financing activities
Advances from operating line of credit	904	—	—
Issue of common shares	60	7	307
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	13,756	—
Class B preference share issue costs	6	—	(15)
Repurchase of Class B Series 1 preference shares	—	(2,281)	—
Class B preference share dividends declared and paid	(1,014)	(753)	(205)

	(44)	10,729	87

Translation adjustment	149	446	(13)

Increase (decrease) in cash and cash equivalents	(8,222)	8,010	(2,737)

Cash and cash equivalents – beginning of year	8,222	212	2,949

Cash and cash equivalents – end of year	$—	$8,222	$212

Refer to note 20 for supplemental cash flow information
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
1	Basis of presentation

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

These audited consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as the Company. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and all amounts herein have been expressed in thousands of U.S. dollars unless otherwise noted. As described in Note 21, these principles differ in certain material respects from those that the Company would have followed had the consolidated financial statements been prepared in accordance with Canadian generally accepted accounting principles.

2	Nature of operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. OSI Geospatial conducts its operations through three business units – International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit (formerly the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3	Accounting changes
a)	Change in reporting currency

Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. Under U.S. GAAP, the change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.

b)Changes in accounting policies relating to the adoption of U.S. GAAP

Effective December 1, 2004, the Company elected to report its consolidated financial statements in conformity with U.S. GAAP. All accounting policies are the same as described in note 4 to the Company’s audited financial statements for the year ended November 30, 2004, which were prepared in accordance with Canadian GAAP filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Stock-based compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to the stock option plans described in note 13(d). As allowed by Statement of Financial Accounting Standard 123 Accounting for Share-Based Payments,

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
(“SFAS 123”) as amended by Statement of Financial Accounting Standard 148, the Company followed the Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, (“APB 25”) and presented pro forma information required by SFAS 123. APB 25 required compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock.

For stock options granted to non-employees, the Company followed the requirements of SFAS 123 and related interpretations. Costs were measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever was more reliably measurable. The value of the stock options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services. Effective December 1, 2005 the Company adopted the provisions of Statement of Financial Accounting Standard 123(R) Accounting for Share-Based Payments, see note 4(o).

Beneficial conversion feature and accretion of discount on preference shares issued with attached warrants

For U.S. GAAP purposes, during the fiscal year 2005, the Company recorded beneficial conversion features of $3.9 million on the issuance of Class B Series 2 preference shares, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $674,000 for the Series 2 and $nil for the Series 1 to accumulated deficit for the year ended November 30, 2006 ($431,000 for the Series 2 and $262,000 for the Series 1 to accumulated deficit for the year ended November 30, 2005).

Under Canadian GAAP, there is not a requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants.

Derivative financial instruments

Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value; however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP, in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP, it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.
c) Recent pronouncements
In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
beginning after December 15, 2006. The Company has not completed its analysis of the adoption of FIN 48 at this time.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial statements.
4 Summary of significant accounting policies
a) Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.
b) Foreign currency translation
For Canadian subsidiaries, the Canadian dollar is the functional currency. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” the financial statements of these subsidiaries are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders’ equity at historical exchange rates. For those subsidiaries for which the Canadian dollar is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the consolidated financial statements.
For U.S. subsidiaries, operations are conducted primarily in U.S. dollars, which is therefore the functional currency.
The Company purchases foreign exchange forward contracts to hedge sales to customers denominated in U.S. dollars, Australian dollars and Euros and the related accounts receivable. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar, Australian dollar, and Euro denominated sales are recognized as an adjustment of the revenues when the sale is recorded. The Company does not utilize derivative financial instruments for trading or speculative purposes.
c) Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.
d) Cash and cash equivalents
Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
e) Accounts receivable
The Company maintains an allowance for doubtful accounts against its accounts receivable for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.
f) Inventory
Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated replacement or net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.
g) Plant and equipment
Plant and equipment are recorded at cost. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Equipment	Declining balance	20 – 25
Vehicles	Declining balance	30
Furniture and fixtures	Declining balance	20
Leasehold improvements	Straight line	50
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.
h) Intangible and other assets
Intangible and other assets are recorded at cost. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Computer software	Declining balance	33
Customer contracts	Straight line	75
Customer relationships	Straight line	10 – 25
Security clearance	Straight line	17
Licenses and patents	Declining balance	10
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.
i) Goodwill
Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of purchase price over such fair value is recorded as goodwill. The Company evaluates, on at least an annual basis, the carrying amounts of

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
goodwill for impairment. To accomplish this, the Company compares the fair value of the reporting unit to the carrying amount. If the carrying value of the reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the fair value of the reporting unit goodwill to the carrying amount and any excess would be written down.
j) Income taxes
The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, deferred income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against deferred tax assets to the extent that the Company does not consider them to be more likely than not of being realized.
k) Revenue recognition
Revenue from certain projects in the International and U.S. Systems Operations segments are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Revenue from certain projects in the Mapping Operations segment are recognized using the proportional performance method of accounting, whereby revenue and profit in the period are based on the output completed to total units of work completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Certain other systems and system components revenue, and software revenue from the International and U.S. Systems Operations segments are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance.
Revenue from the sale of products by Mapcon is recorded at the time of delivery. Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.
Revenue from contracts with multiple deliverables is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. Revenue from each unit is recognized in accordance with the applicable policies as described above.
Maintenance and technical support revenues are recognized ratably based on the terms of the respective contract agreements, which is generally one to four years.
Revenue under bill-and-hold arrangements in the International and U.S. Systems Operations segments, whereby revenue has been recognized but the goods have not been shipped, is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
l) Unbilled revenue
Unbilled revenue is revenue that has been recognized using the percentage of completion or the proportional performance methods of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded.
m) Unearned revenue
Unearned revenue is amounts that have been billed to the customer but have not been recognized in revenue.
n) Engineering
Engineering research costs are expensed in the period incurred.
o) Government assistance
Government assistance is recorded when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings (loss). The liability to repay government assistance is recognized as an expense in the period in which conditions arise that cause the government assistance to be repayable.
p) Stock-based compensation
Effective December 1, 2005 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for services. Under the provisions of FAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by FAS 123(R) effective December 1, 2005 and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value based method of expensing share-based compensation. Compensation cost is recognized for all awards granted, modified or cancelled on or after December 1, 2005, as well as all awards granted prior to December 1, 2005 that were unvested as of November 30, 2005.
Prior to December 1, 2005, the Company accounted for stock-based compensation in accordance with the intrinsic value method of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to present the fair value of grants under the Company’s existing stock-based compensation plans to employees. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock. Compensation was recognized for grants made under the stock option plan where the market price exceeds the exercise price.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
Prior to December 1, 2005, for stock options granted to non-employees, the Company followed the requirements of SFAS No. 123 and related interpretations. Costs were measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever was more reliably measurable. The value of the stock options issued for consideration other than employee services was determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.
q) Earnings per share
Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.
r) Guarantees
The Company guarantees that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified warranty issues based on historical activity. To date, the Company has had no material warranty claims.
s) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Changes in fair value of foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs, or revenue when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the balance sheet with the changes in fair value being recorded in the statement of earnings (loss) each period.
5 Acquisitions
a) CHI Systems Inc.
On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI Systems”), a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at December 14, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at December 14, 2005. The excess of the purchase price over the fair market value was recorded as goodwill.

In thousands of U.S. dollars
Assets
Current assets	$2,058
Plant and equipment	225
Intangible and other assets	439
Goodwill	7,714

Total assets acquired	$10,436

Liabilities
Current liabilities not including deferred tax liabilities	720
Deferred tax liabilities	181

Total liabilities assumed	$901

Net assets acquired (cash and common share consideration)	$8,849
Direct acquisition costs incurred by the Company	699

Total acquisition costs	9,548

Less fair value of net identifiable assets acquired	1,821

Goodwill	$7,727

Cash of acquired operations	$627

The fair value of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to CHI Systems.
The following table presents details of the purchased intangible assets:

In thousands of U.S. dollars
	Estimated useful life	Amount

Patents	5 years	$6
Customer contracts	2 to 36 months	158
Security clearance	6 years	275

Total intangible assets		$439

The pro forma OSI Geospatial Inc. consolidated operating results assuming the acquisition of CHI Systems Inc. had occurred as of December 1, 2004 are as follows:

In thousands of U.S. dollars except loss per share	Year Ended November 30,
	2006	2005

Revenue	$24,520	$22,185
Net income (loss)	605	(1,957)
Net loss attributable to common shareholders	(913)	(8,608)
Net loss per share – basic	(0.03)	(0.31)
Net loss per share – diluted	$(0.06)	$(0.31)

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
b) Mapcon Mapping Consultants Inc.
On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1.1 million. The acquisition was effective April 1, 2005. Mapcon Mapping was a privately held land mapping company in the U.S. digital and electronic geomatics data production market. The results of Mapcon Mapping’s operations have been included in the consolidated financial statements commencing April 1, 2005.
The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at April 1, 2005. The excess of the purchase price over the fair market value was recorded as goodwill.

In thousands of U.S. dollars
Assets
Current assets	$677
Equipment	173
Deferred tax assets — current	153
Intangible assets	290
Goodwill	402

Total assets acquired	1,695

Liabilities
Current liabilities not including deferred tax liabilities	164
Deferred tax liabilities — current	224
Deferred tax liabilities — long term	60

Total liabilities assumed	$448

Net assets acquired (cash consideration)	$1,115

Direct acquisition costs incurred by the Company	132

Total acquisition costs	1,247

Less fair value of net identifiable assets acquired	845

Goodwill	$402

Cash of acquired operations	$223

The following table presents details of the purchased intangible assets:

In thousands of U.S. dollars	Estimated useful life	Amount

Customer contract	16 months	$130
Customer relationships	4 to 10 years	160

Total intangible assets		$290

6 Restricted cash
Restricted cash consists of cash pledged with a bank as collateral for bid bonds. The restricted cash is held in an interest-bearing bank account.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
7 Accounts receivable

In thousands of U.S. dollars	November 30,
	2006	2005

Trade	$5,143	$6,218
Unbilled revenue	7,257	2,564
Technology Partnerships Canada contribution	269	625
Other	97	48
Allowance for doubtful accounts	(59)	(36)

	$12,707	$9,419

As at November 30, 2006, government contract trade receivables were $4,044,000 (2005 - $5,121,000) and unbilled government contract revenues were $6,680,000 (2005 — $1,935,000).
8 Inventory

In thousands of U.S. dollars	November 30,
	2006	2005

Materials and components	$958	$938
Finished goods	105	—

	$1,063	$938

9 Plant and equipment

In thousands of U.S. dollars	November 30, 2006
		Accumulated
	Cost	Amortization	Net Amount
Equipment	$4,629	$3,710	$919
Vehicle	9	3	6
Furniture and fixtures	599	482	117
Leasehold improvements	300	253	47

	$5,537	$4,448	$1,089

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005

In thousands of U.S. dollars	November 30, 2005
		Accumulated
	Cost	Amortization	Net Amount
Equipment	$3,575	$2,771	$804
Vehicle	9	1	8
Furniture and fixtures	120	92	28
Leasehold improvements	201	172	29

	$3,905	$3,036	$869

10 Intangible and other assets

In thousands of U.S. dollars	November 30, 2006
		Accumulated
	Cost	Amortization	Net Amount
Computer software	$1,189	$791	$398
Customer contracts	288	278	10
Customer relationships	160	42	118
Security clearance	275	46	229
Licenses and patents	80	41	39

	$1,992	$1,198	$794

In thousands of U.S. dollars	November 30, 2005
		Accumulated
	Cost	Amortization	Net Amount
Computer software	$1,020	$618	$402
Customer contracts	132	67	65
Customer relationships	162	17	145
Licenses and patents	49	35	14

	$1,363	$737	$626

The aggregate amortization expense for intangible assets for the fiscal year was $288,000 (2005 — $81,000, 2004 — $nil).
The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

In thousands of U.S. dollars

Year ending November 30
2007	$207
2008	154
2009	124
2010	95
2011	78
2012 and after	136

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
11 Accounts payable and accrued liabilities

In thousands of U.S. dollars	November 30,
	2006	2005

Trade	$2,016	$1,895
Accrued employee compensation	1,318	545
Accrued employee benefits and payroll deductions	280	341
Accrued royalties (note 14)	490	256
Other accrued liabilities	783	323

	$4,887	$3,360

12 Credit facilities
In March 2006, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2006 was 6.00% (2005 — 4.75%). The Company also has an operating line with a U.S. chartered bank. Funds drawn on the operating lines and the standby letters of credit are repayable on demand. As of November 30, 2006, letters of credit, relating principally to customer contracts, amounting to Australian $nil (2005 — Australian $284,000) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.
The maximum amount available to the Company under the operating lines are CAD $2,000,000 and US $600,000 and under the foreign exchange forward contract facility is US $2,000,000 (2005 -US $2,000,000). The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., Mapcon Mapping Ltd and Mapcon Mapping Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2006, the Company had not drawn on its foreign exchange contract facility.
13 Capital Stock
a. Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which:
10,000,000 shares are designated Series A voting non-cumulative, retractable, convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series, of which:
10,000,000 shares are designated Series 1 voting, cumulative, convertible shares at a ratio of 1:45.5, 6% preference shares, and
10,000,000 shares are designated Series 2 voting, cumulative, convertible shares at a ratio of 1:58.82, 7% preference shares
Unlimited Class C preference shares without par value, issuable in series
Unlimited common shares without par value
b. Class A preference shares
The Company has 30,262 (November 30, 2005 — 30,262) Class A preference shares outstanding that have a value of $19,000 (November 30, 2005 — $19,000) for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
c. Class B preference shares
i. Series 1
On April 11, 2005, 57,711 Class B Series 1 preference shares were repurchased by the Company at their par value of $41.15 (CAD $50) per share for aggregate cash consideration of $2.3 million. The unamortized discount in the amount of $321,000 as of the repurchase date was amortized and accreted to the Class B Series 1 preference shares and the beneficial conversion feature of $442,000 was deducted from additional paid in capital. The repurchase resulted in an increase of $659,000 to deficit. As a result of the repurchase of all remaining Class B Series 1 preference shares, the remaining un-accreted balance of the discount has been accreted to accumulated deficit in the amount of $355,000 for fiscal 2005.
ii. Series 2
On April 11, 2005, the Company completed a private placement consisting of 19,500 units for total gross proceeds of $16.0 million. The issue price was $823.05 (CAD $1,000.01) per unit. Each unit consist of 20 voting Class B Series 2 preference shares (“preference shares”) and 588 share purchase warrants (“warrants”). The preference shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.8235 of the Company’s common shares, calculated by dividing the issue price of CAD $50.00 for each preference share by the conversion price of CAD $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of CAD $0.85 for a period of five years. Fees for advisory, investment banking and legal and other professional services in connection with this private placement were paid in the amount of $2.0 million and 929,064 warrants were issued to an investment bank and related party (note 16) in connection with the private placement. The fair value of the finder’s fee warrants was estimated to be CAD $0.47 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.
The gross proceeds of $16.0 million were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $16.6 million fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $4.3 million fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.88%, (ii) expected volatility of 59%, (iii) an estimated life of five years and (iv)an expected dividend rate of 0%. The Company has recorded a beneficial conversion feature of $4.0 million as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $674,000 to accumulated deficit for year ended November 30, 2006 (2005 — $431,000).
Each Series 2 preference share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. The Company has the right to require the shareholders of the preference shares to convert each such share into 58.8235 common shares if (i) at any time after 13 months following the issuance of the preference shares, the closing trade price of the Company’s common shares exceeds CAD $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its common shares for more than CAD$40,000,000 at a price per common share greater than CAD $1.70. The preference shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% of the original issue price. The preference shares are not subject to any right of redemption at the option of the holder.
During the fiscal year 2006 61,400 preference shares were converted into 3,611,762 common shares with an aggregated fair market value of $2.1 million (2005 — 48,760 preference shares were converted into 2,868,235 common shares with an aggregate fair market value of $2.3 million). The Class B preference

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
shares were reduced by $1.7 million (2005 — $1.2 million) the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $599,000 (2005 — $494,000) from additional paid in capital. The conversion resulted in a decrease of $170,000 (2005 - increase of $598,000) to deficit.
d. Stock option plans
The Company has established three stock option plans under which stock options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,364,494 are available for future granting. The exercise price of stock options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that stock options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Stock options granted to directors, management and employees vest over periods ranging from immediately to five years.
A summary of the status of the Company’s stock option plans at November 30 is as follows:

In U.S. dollars		2006		2005		2004
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	shares	price	shares	price	shares	price
Outstanding — beginning of year	3,674,417	$0.81	2,254,047	$0.94	2,890,046	$0.86
Granted	247,500	0.65	3,054,666	0.79	496,750	0.94
Exercised	(90,000)	0.73	(11,000)	0.65	(519,847)	0.35
Forfeited	(196,000)	0.82	(18,384)	0.80	(22,725)	0.62
Surrendered	—	—	(632,784)	0.87	—	—
Expired	(218,333)	0.87	(972,128)	0.98	(590,177)	0.89

Outstanding — end of year	3,417,584	$0.83	3,674,417	$0.82	2,254,047	$0.94

Exercisable — end of year	3,417,584	$0.83	3,378,417	$0.81	2,108,047	$0.93

A summary of the Company’s stock options outstanding and exercisable at November 30, 2006 is as follows:

In U.S. dollars		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
Range of	Number	average	average	Number	average
Exercise	outstanding	remaining	exercise	exercisable at	exercise
prices	at November	contractual life	price	November 30,	price
	$30,2006	(years)		$2006	$
0.64 - 0.96	2,902,916	3.58	0.80	2,902,916	0.80
0.97 - 1.21	514,668	0.35	1.00	514,668	1.00

0.64 - 1.21	3,417,584	3.10	0.83	3,417,584	0.83

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
A summary of the Company’s stock options outstanding and exercisable at November 30, 2005 is as follows:

In U.S. dollars		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
	Number	average	average	Number	average
Range of	outstanding at	remaining	exercise	outstanding at	exercise
exercise prices	November 30,	contractual life	price	November 30,	price
	$2005	(years)		$2005	$
0.64 - 0.96	3,101,416	4.19	0.79	3,101,416	0.79
0.97 - 1.21	573,001	1.26	0.98	573,001	0.98

0.64 - 1.21	3,674,417	3.73	0.82	3,674,417	0.81

A summary of the Company’s stock options outstanding and exercisable at November 30, 2004 is as follows:

In U.S. dollars		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
	Number	average	average	Number	average
Range of	outstanding at	remaining	exercise	outstanding at	exercise
exercise prices	November 30,	contractual life	price	November 30,	price
	$2004	(years)		$2004	$
0.64 - 0.96	1,026,047	1.08	0.85	1,026,047	0.85
0.97 - 1.21	1,228,000	1.12	0.99	1,082,000	1.00

0.64 - 1.21	2,254,047	1.10	0.94	2,108,047	0.93

Stock-based compensation
For the year ended November 30, 2006, the Company incurred non-cash stock-based compensation expense of $104,000 (2005 — $242,000, 2004 — $4,000) related to stock options granted. The expense was included in general and administrative costs and was recorded in additional paid-in capital.
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2006	2005	2004

Risk-free interest rate	4.14%	2.87%	2.24%
Volatility	53%	49%	58%
Estimated average option lives	5 years	3.2 years	3.0 years
Dividend yield	0.0%	0.0%	0.0%

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
     Prior to December 1, 2005 the Company applied the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the Company’s earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

In thousands of U.S. dollars, except share related data	2005	2004

Net earnings (loss) for the year — as reported	(2,749)	303
Stock-based compensation expenses	(836)	(102)

Pro forma net earnings (loss) for the year	$(3,585)	$201

Pro forma net earnings (loss) attributable to common shareholders	$(10,236)	$(33)

Basic earnings (loss) per share — as reported	$(0.34)	$0.00

Diluted earnings (loss) per share — as reported	$(0.34)	$0.00

Pro forma basic earnings (loss) per share	$(0.37)	$(0.00)

Pro forma diluted earnings (loss) per share	$(0.37)	$(0.00)

The fair value of employee stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2005	2004
Risk-free interest rate	3.0%	2.2%
Volatility	54%	58%
Estimated average option lives	4.2 years	3.0 years
Dividend yield	0.0%	0.0%
Shareholder rights plan
On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies. On March 12, 2004, the Board of Directors carried a resolution regarding the continued existence of the Rights Plan, subject to receipt of shareholder approval, for an additional three year period. The continued existence of the Rights Plan was approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on April 22, 2004.
The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.
The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the Company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.
e. Warrants

			Weighed average
			remaining contractual
In Canadian dollars	Number of Warrants	Exercise Price	life in years
	1,393,301	$1.10	1.21
	12,395,067	$0.85	3.36

	13,788,368	$0.88	3.14

f. Earnings (loss) per share

In thousands of U.S. dollars, except share related data	Years ended November 30,
	2006	2005	2004

Basic earnings (loss) per share
Net earnings (loss)	$693	$(2,749)	$303
Accretion of discount on Class B Series 1 preference shares		(262)	(112)
Accretion of discount on Class B Series 2 preference shares	(674)	(431)	—
Accretion of beneficial conversion feature on Class B Series 2 preference shares	—	(3,948)	—
Class B Series 1 preference share dividends	—	(51)	(205)
Class B Series 2 preference share dividends	(1,014)	(702)	—
Difference between conversion consideration and carrying value of Class B Series 2 preference shares	170	(598)	—
Excess of carrying value of Class B Series 1 preference shares and beneficial conversion feature over repurchase consideration paid.	—	(659)	—

Loss available to common shareholders	$(825)	$(9,400)	$(14)

Weighted average number of common shares outstanding	32,381,992	27,989,832	27,147,246

Basic loss per share	$(0.03)	$(0.34)	$(0.00)

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005

In thousands of U.S. dollars, except share related data	Years ended November 30,
	2006	2005	2004
Diluted earnings (loss) per share
Net earnings (loss)	$693	$(2,749)	$303
Accretion of discount on Class B Series 1 preference shares	—	(262)	(374)
Accretion of discount on Class B Series 2 preference shares		(3,517)	(431)
Accretion of beneficial conversion feature on Class B Series 2 preference shares	—	(3,948)	—
Class B Series 1 preference share dividends	—	(51)	—
Class B Series 2 preference share dividends	—	(702)	—
Difference between conversion consideration and carrying value of Class B Series 2 preference shares	170	(598)	—
Excess of carrying value of Class B Series 1 preference shares and beneficial conversion feature over repurchase consideration paid.	—	(659)	—
Loss available to common shareholders	$(2,654)	$(9,400)	$(71)
Weighted average number of common shares outstanding	32,381,992	27,989,832	27,230,561

Dilutive effect of Class A preference shares — Series A (*1)	—	—	—
Dilutive effect of Class B preference shares — Series 1 (*2)	—	—	2,625,851
Dilutive effect of Class B preference shares — Series 2 (*3)	—	—	—
Dilutive effect of warrants (*1)	16,461,176	—	—
Dilutive effect of stock options (*1)	—	—	—

Adjusted weighted average number of common shares outstanding	48,843,168	27,989,832	29,856,412

Diluted loss per share	$(0.05)	$(0.34)	$(0.00)

(*1) The Class A preference shares — Series A, the outstanding warrants and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2006, 2005 and 2004.

(*2) The Class B preference shares — Series 1 were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2005. There were no Class B preference shares — Series 1 outstanding at November 30, 2006.

(*3) The Class B preference shares — Series 2 were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2006, 2005 and 2004.
14 Technology Partnerships Canada
On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3.3 million. At November 30, 2006, the Company has claimed for $3.3 million of assistance under the agreement (2005 — $2.5 million, 2004 — $1.2 million). Accounts receivable at November 30, 2006 includes $269,000 of amounts receivable from TPC in connection with these claims (2005 — $625,000).
In addition, the Company is required to pay a royalty of 1.4% on annual gross revenue in the International Systems Operations segment for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue in the International Systems Operations segment for the period January 1, 2009 to

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $5.3 million or until December 31, 2017. The Company has not paid royalties in connection with this agreement and has accrued royalties of $155,000 at November 30, 2006 (November 30, 2005 — $nil).

In addition, the Company is required to pay a royalty of 3% on annual gross revenue in the International Systems Operations segment for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1.3 million to date (2005 – $1.1 million) and has accrued royalties of $335,000 at November 30, 2006 (November 30, 2005 — $256,000). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $6.8 million or until November 30, 2014.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.

During the year ended November 30, 2005, the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the current fiscal year as a reduction in TPC contributions. The royalty audit has not yet been concluded. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.

TPC royalties paid and accrued are as follows:

In thousands of U.S. dollars	Years ended November 30,

	2006	2005	2004

Royalties paid	$256	$263	$138

Accrued royalties – current	$490	$256	$263

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

15	Commitments and contingency

The Company has entered into operating leases for its office premises in Canada, United States and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

In thousands of U.S. dollars	2006
Years ending November 30
2007	$622
2008	468
2009	439
2010	410
2011	394

$2,333

For the fiscal year ended November 30, 2006, the Company paid basic rent of $709,000 (2005 - $240,000). The increase was mainly due to the acquisition of CHI. In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2006, the Company paid $88,000 (2005 — $73,000) for these costs.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at November 30, 2006 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

16	Related party transactions

On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing (note 13(c)(ii)). In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $125,000 for professional services provided during 2005 and to be provided to April 2006. For the year ended November 30, 2006, $25,000 was charged to expenses (2005 — $100,000).

On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two law firms in which he has an interest (Mr. Shields having moved from his former firm to his current firm in July, 2005) was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2006 totalled $177,000 (2005 — totalled $164,000). As of November 17, 2006, Mr. Shields no longer has an interest in any law firm that provided legal services to the Company.

17	Income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S and state taxes in Pennsylvania, Utah, California and Florida.

Earnings (loss) before income taxes consisted of the following:

In thousands of U.S. dollars	2006	2005	2004

Canadian income (loss)	$1112	$(2,175)	$172
U.S. income (loss)	(477)	299	174

	$635	$(1,876)	$346

Income tax expense (recovery) consisted of the following:

In thousands of U.S. dollars	2006	2005	2004

Canadian income tax expense	$240	$729	$—
U.S. income tax expense (recovery)	(298)	144	43

	$(58)	$873	$43

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
The Company has non-capital losses for Canadian income tax purposes of approximately $1,563,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30
2009	$20,000
2014	197,000
2015	948,000
2026	398,000
The Company has net operating losses for U.S. income tax purposes of approximately $252,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30
2020	$188,000
2021	28,000
2025	36,000
The Company also has investment tax credits for Canadian income tax purposes of approximately $2.0 million, which can be used to offset future income taxes otherwise payable and expire as follows:

Year ending November 30
2011	125,000
2012	112,000
2013	175,000
2014	425,000
2015	628,000
2016	193,000
2026	348,000
The Company has capital losses for Canadian income tax purposes of approximately $310,000, which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

The Company has un-deducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $6,805,000, which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
The net deferred tax consists of the following:

In thousands of U.S. dollars	2006	2005

Deferred tax assets
Non-capital loss carry-forwards and net operating losses	$585	$1,486
Net capital loss carry-forwards	48	52
Scientific research and experimental development costs	2,110	1,527
Share issue costs	376	550
Investment tax credits	1,494	717
Plant and equipment	900	841
Accrued operating expenses	238	—
Other	20	22

	5,771	5,195

Valuation allowance	(5,533)	(5,195)

Deferred tax assets	$238	$—

Deferred tax liabilities
Change in tax accounting method	$67	$82
Intangible assets	100	77
Plant and equipment	91	42

	258	201

Deferred tax assets	238	—
Deferred tax liabilities	(258)	(201)

Net deferred tax	(20)	(201)

The Company increased its valuation allowance in 2006 against deferred income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against deferred income tax assets for which the more likely than not criteria of future realization has not been met. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

In thousands of U.S. dollars	2006	2005	2004

Expected statutory rate	34.12%	35.00%	35.79%

Expected provision for income taxes	$217	$(657)	$124
Change in tax rates applied in valuation allowance	372	128	1
Change in valuation allowance	338	1,881	65
Foreign tax differentials	(27)	(3)	(6)

Foreign exchange effect on valuation allowance	(114)	—	—
Temporary differences related to share issues costs and other items arising during the year not included in accounting income	(252)	(650)	(145)
Part VI.1 Tax	34	86	—
Non-deductible expenses and other	(626)	88	4

Income tax expense (recovery)	$(58)	$873	$43

18 Segmented information
Beginning in the first quarter of fiscal 2006, the Company changed its financial reporting segments in order to reflect changes in management’s analysis of the business. The consolidated revenue categories have changed to marine systems, land and air systems, and mapping, and the reportable segments are now International Systems Operations, U.S. Systems Operations, Mapping Operations and Corporate and Public Company costs. The comparative information for 2005 and 2004 has been adjusted to conform to the presentation adopted for 2006.
The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 3. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In thousands of U.S. dollars					2006

				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$9,518	10,517	4,102	—	24,137
Gross profit	5,963	3,672	1,340	—	10,975
Technology Partnerships Canada — net	267	—	—	—	267
Interest expense	—	—	—	21	21
Income tax expense (recovery)	1	(95)	(202)	238	(58)
Net earnings (loss)	1,720	1,853	205	(3,085)	693
Plant and equipment expenditures	182	66	40	2	290
Intangible expenditures	114	88	35	—	237
Depreciation and amortization	$209	296	253	5	763

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005

In thousands of U.S. dollars					2005

		U.S.
	International	Systems	Mapping	Corporate
	Systems	Operation	Operation	and Public
	Operations	s	s	Company Costs	Total

Revenue	$8,181	—	2,945	—	11,126
Gross profit	4,381	—	1,049	—	5,430
Technology Partnerships Canada — net	847	—	—	—	847
Interest expense	11	—	2	10	23
Income tax expense	640	—	225	8	873
Net earnings (loss)	105	—	(270)	(2,584)	(2,749)
Plant and equipment expenditures	157	—	(92)	5	70
Intangible expenditures	21	—	193	2	216
Depreciation and amortization	$177	—	221	6	404

In thousands of U.S. dollars					2004

		U.S.		Corporate
	International	Systems	Mapping	and Public
	Systems	Operation	Operation	Company
	Operations	s	s	Costs	Total

Revenue	$8,090	—	2,321	—	10,411
Gross profit	5,213	—	805	—	6,018
Technology Partnerships Canada — net	1,013	—	—	—	1,013
Interest expense	2	—	—	—	2
Income tax expense	—	—	43	—	43
Net earnings (loss)	1,825	—	63	(1,585)	303
Plant and equipment expenditures	89	—	16	5	110
Intangible expenditures	19	—	132	7	158
Depreciation and amortization	$177	—	97	4	278
In thousands of U.S. dollars

				Corporate
	International			and Public
	Systems	U.S. Systems	Mapping	Company
Total assets employed	Operations	Operations	Operations	Costs	Total

As at November 30, 2006	$10,483	10,599	3,283	(20)	24,345

As at November 30, 2005	$17,649	—	3,553	—	21,202

Geographically, revenues reported are based on the location of the Company’s customers as follows:

In thousands of U.S. dollars	2006	2005	2004

Europe	$6,816	$4,093	$3,332
Australia/New Zealand	1,200	2,149	3,748
United States	13,717	2,410	2,186
Canada	2,404	2,415	1,145
Other	—	59	—

Total	$24,137	$11,126	$10,411

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
Approximately 47% of revenue for the year ended November 30, 2006 (2005 — 40%, 2004 – 58%) is derived from the three largest customers at 24%, 15% and 8%, respectively (2005 — 22%, 10%, 8%, 2004 – 26%, 24%, 8%).

The three largest customers for 2006 were the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. The three largest customers for 2005 were the Royal Navy of the United Kingdom, Royal Australian Navy and the Canadian Navy. The three largest customers for 2004 were the Royal Australian Navy, the Royal Navy of the United Kingdom and the U.S. Coast Guard.

Geographically, plant and equipment and intangible and other assets are reported based on location. At November 30, 2006 and 2005, all of the Company’s plant and equipment and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars	November 30, 2006
	Canada	U.S.	Total
Plant and equipment	$859	$230	$1,089
Intangible and other assets	322	472	794

Goodwill	—	8,116	8,116

Total	$1,181	$8,818	$9,999

In thousands of U.S. dollars	November 30, 2005
	Canada	U.S.	Total
Plant and equipment	$817	$52	$869
Intangible and other assets	297	329	626

Goodwill	—	406	406

Total	$1,114	$787	$1,901

19	Financial instruments

Fluctuations in foreign currency exchange rates

The Company’s Canadian subsidiaries enter into transactions denominated in U.S. dollars, UK pounds, Australian dollars and euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company’s Canadian subsidiaries use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At November 30, 2006, the Company had foreign exchange forward contracts maturing in the following year to sell US $1,262,000 (2005 – US $nil), GBP 107,000 (2005 – GBP nil) and Australian $500,000 (2005 – Australian $nil).

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2006. The fair value of the above derivative financial instruments was a recorded liability in accounts payable and accrued liabilities of $55,000 at November 30, 2006 (2005 – $nil).

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
20 Supplemental cash flow information

In thousands of U.S. dollars	2006	2005

Cash paid during the year for interest	$21	$23

Cash paid during the year for income taxes	$263	$5

21	Reconciliation of generally accepted accounting principles

The Company prepares its audited consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these audited consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:

(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value based method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Prior to December 1, 2005 under U.S. GAAP, the Company accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective December 1, 2005, under U.S. GAAP the Company accounts for stock-based compensation to employees and directors in accordance with the fair value based method of FASB Statement 123(R).

(b) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal years 2003 and 2005 the Company recorded beneficial conversion features of $442,000 and $3.9 million, respectively, on the issuance of Class B Series 1 and 2 preference shares, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $674,000 for the year ended November 30, 2006 ($431,000 for the year ended November 30, 2005, $112,000 for the year ended November 30, 2004).

(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. With respect to the ineffective portion of derivative’s changes in fair value, the Company had a foreign exchange loss of $5,000 for the year ended November 30, 2006 under U.S. GAAP which has not been recorded under Canadian GAAP. With respect to the ineffective portion of derivative’s changes in fair value, the Company did not have a foreign exchange gain or loss amount for the year ended November 30, 2005, under U.S. GAAP which has not been recorded under Canadian GAAP.

(d) Under Canadian GAAP, the Company was not required to record stock-based compensation for stock options granted to non-employees prior to December 1, 2001. Under U.S. GAAP, the Company is required to

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
record stock-based compensation for options granted to non-employees based on the fair value based method as required by SFAS 123(R) retroactive for all prior periods. These stock-based compensation transactions, result in differences of $649,000 (November 30, 2005 — $649,000, November 30, 2004 — $649,000) when compared to the same balances as previously reported under Canadian GAAP.

(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2005 - 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $19,000.

(f) For Canadian GAAP financial statement purposes, the Company has recorded a cumulative translation adjustment of $2.4 million (at November 30, 2005 $2.3 million) which is a separate component of shareholders’ equity. For U.S. GAAP purposes changes in the cumulative translation adjustment are included as a component of accumulated other comprehensive income.

(g) If Canadian GAAP were followed:
i)	the effect on the Consolidated Statements of Earnings would be:

In thousands of U.S. dollars except earnings (loss) per share	For the year ended November 30,
	2006	2005	2004
Earnings (loss), U.S. GAAP	$693	$(2,749)	$303
Adjustment for stock based compensation (a),(d)	—	(855)	(102)
Adjustment for loss on derivative (c)	(5)	—	—

Earnings (loss), Canadian GAAP	$688	$(3,604)	$201

Loss attributable to common shareholders, Canadian GAAP	$(326)	$(4,357)	$(4)

Basic and diluted earnings (loss) per common share, Canadian GAAP	$(0.01)	$(0.16)	$0.00
Weighted average number of common shares — basic, Canadian GAAP	32,381,992	27,989,832	27,230,561
Weighted average number of common shares – diluted, Canadian GAAP	48,431,168	27,989,832	29,856,412
ii)	Balance Sheet items which would differ under Canadian GAAP are as follows:

In thousands of U.S. dollars	At November 30,
	2006	2005

Common shares (d)	$17,573	$14,624
Class B Series 2 preference shares (b)	7,148	8,076
Additional paid in capital (a), (b)	79	416
Accumulated deficit (a), (b), (c), (d), (f)	11,180	(26,324)
Accounts payable and accrued liabilities (c)	4,832	3,360

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
(h) Pro forma information – Stock based compensation

The following pro forma financial information as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, presents the earnings had the Company recognized stock-based compensation using a fair based value method for all stock awards granted, modified or settled prior to December 1, 2003:

In thousands of U.S. dollars except earnings (loss) per share	For the year ended November 30,
	2006	2005	2004
Earnings (loss) for the period, Canadian GAAP	$698	$(3,604)	$201
Add: Stock-based compensation cost	104	1,069	131
Less: Pro forma stock-based compensation cost	(104)	(1,085)	(150)

Pro forma income (loss)	$698	$(3,620)	$182

Pro forma basic earnings (loss) per share	0.02	(0.13)	0.01
Pro forma diluted earnings (loss) per share	0.01	(0.13)	0.01

Weighted average number of common shares – basic	32,381,992	27,989,832	27,230,561
Weighted average number of common shares – diluted	48,431,160	27,989,832	29,856,412
The fair value of the stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2006	2005	2004
Risk-free interest rate	4.1%	3.0%	2.2%
Volatility	53%	54%	58%
Estimated average option lives	5.0 years	5.2 years	3.0 years
Dividend yield	0.0%	0.0%	0.0%
22	Subsequent events

On January 17, 2007, the Company signed a 10 year lease for new office facilities. It will relocate its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.

On February 12, 2007, the Company announced that it will relocate its corporate headquarters from North Vancouver, British Columbia to Ottawa, Ontario. The company will maintain its Offshore Systems, Ltd. operations in Vancouver, its CHI Systems Inc. operations in Philadelphia, San Diego and Orlando and its Mapcon Mapping Inc. operations in Salt Lake City and Vancouver. Its Ottawa headquarters will be established by June 2007 and will become the base of operations for the company’s executive management team and senior business development personnel.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”
Title: President & CEO

Date: February 21, 2007